996
EX20
MACKELLAR
LIEBHERR

DIGGING IN DOWN UNDER

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

2023 ANNUAL REPORT

Digging in down under north American construction group 2023 ANNUAL REPORT EVERYONE GETS HOME SAFEDIGGING

TABLE OF CONTENTS Financial Highlights 2 Five-Year Trends 3 Letter to Shareholders 4 2024 Vision 8 Board of Directors and Senior Management 12 Management’s Discussion & Analysis 14 Consolidated Financial Statements 50 ANNUAL REPORT 2023 1

FINANCIAL
HIGHLIGHTS

COMBINED REVENUE
UP
3.1x
1500
1200
900
600
300
0
2018 2019 2020 2021 2022 2023
(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EBITDA
UP
2.9x
300
250
200
150
100
50
0
2018 2019 2020 2021 2022 2023
(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EPS
UP
2.8x
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2018 2019 2020 2021 2022 2023
(In millions of Canadian dollars)
Years ended December 31

716

2 NORTH AMERICAN CONTRUCTION GROUP

2 NORTH AMERICAN CONTRUCTION GROUP FINANCIAL HIGHLIGHTS ADJUSTED EBITDA ADJUSTED EPS UP 2.8 x UP 2.9 x UP 3.1 x (In millions of Canadian dollars) Years ended December 31 (In millions of Canadian dollars) Years ended December 31 (In millions of Canadian dollars) Years ended December 31 0 50 100 150 200 250 300 2018 2019 2020 2021 2022 2023 0.0 0.5 1.0 1.5 2.0 2.5 3.0 2018 2019 2020 2021 2022 2023 0 300 600 900 1200 1500 2018 2019 2020 2021 2022 2023 (In millions of Canadian dollars) Years ended December 31 (In millions of Canadian dollars) Years ended December 31 (In millions of Canadian dollars) Years ended December 31 0 50 100 150 200 250 300 2018 2019 2020 2021 2022 2023 0.0 0.5 1.0 1.5 2.0 2.5 3.0 2018 2019 2020 2021 2022 2023 0 300 600 900 1200 1500 2018 2019 2020 2021 2022 2023 (In millions of Canadian dollars) Years ended December 31 (In millions of Canadian dollars) Years ended December 31 (In millions of Canadian dollars) Years ended December 31 0 50 100 150 200 250 300 2018 2019 2020 2021 2022 2023 0.0 0.5 1.0 1.5 2.0 2.5 3.0 2018 2019 2020 2021 2022 2023 0 300 600 900 1200 1500 2018 2019 2020 2021 2022 2023 COMBINED REVENUE

ANNUAL REPORT 2023 3 FIVE-YEAR TRENDS 2023 2022 2021 2020 2019 Combined revenue ($m) 1,273.6 1,054.3 812.2 583.5 715.1 Adjusted EBITDA ($m) 296.9 245.3 207.3 174.3 174.4 Adjusted EBIT ($m) 145.2 113.8 92.7 81.4 71.0 Adjusted EBITDA margin 23.3% 23.3% 25.5% 29.9% 23.4% Adjusted EBIT margin 11.4% 10.8% 11.4% 14.0% 9.9% Return on invested capital 12.5% 13.0% 10.8% 10.0% 9.7% Total assets ($m) 1,546.0 979.5 869.3 839.3 793.2 Invested capital ($m) 1,077.6 661.7 647.5 634.1 587.0 Net debt ($m) 720.9 355.8 369.0 385.9 406.9 Outstanding common shares, excluding treasury shares (m) 26.7 26.4 28.5 29.2 25.8 Adjusted EPS ($) 2.83 2.41 2.06 1.73 1.72 Cash dividend declared per share ($) 0.40 0.32 0.16 0.16 0.12

4 NORTH AMERICAN CONTRUCTION GROUP LETTER TO SHAREHOLDERS Dear fellow Shareholders: 2023 was an eventful year and 2024 is shaping up to be equally exciting. Given all that is going on in our growing business, which we now find ourselves operating on a near 50-50 basis between Canada and Australia, my letter to shareholders may be a bit more verbose this year. I’ll start with our fourth quarter and our core businesses. I am extremely proud of the efforts put in by our entire international team in maintaining our operational and safety excellence while closing and commencing integration of a major acquisition, ramping down and ramping up major non-oil sands projects, repricing and resubmitting several major scope changes during the regional oil sands contract, and qualifying and tendering the largest bid pipeline we have ever seen. We operate worldwide under several business names, but our teams work seamlessly together to achieve overall company strategy and goals. Of our key achievements and highlights in 2023, our safety performance as measured in Total Recordable Injury Rate (TRIR) was particularly notable. We ended the year with a Q4 TRIR of 0.18 and a 2023 TRIR of 0.29. The strong finish to the year brought us below our industry leading target of 0.50 and was the best Q4 safety performance in company history. The full-year 2023 performance was the second-best result in company history and we remain committed to our core value that “everyone gets home safe”. While our oil sands business remains a strong market for large mining equipment, the recent regional contract award and winter reclamation work represent a change in both our customers’ contracting philosophies and our fleet management strategy. Typically, our large mining equipment demand in oil sands is almost entirely based on unit rate work whereby we are paid a set dollar amount per unit moved and we bear the risk of achieving our estimated productivity. In this most recent contract, about half of our large mining assets will be provided to the customer as a maintained rental fleet. This contracting model is actually a popular model in Australia, which we are becoming accustomed to, and we believe the modest decrease in top line for us will be more than offset by lower operating risk. As far as our fleet management strategy, we continue to be fully committed to meeting our oil sands customer mining needs but have increased our focus on reallocating underutilized smaller equipment (e.g. 100T haul trucks) into higher demand markets such as Australia and other Canadian resource markets. While we have several bids actively being tendered that incorporate these underutilized fleets, we have also already been able start teardown and shipping of a couple dozen of these assets to support existing demand in Australia. We believe the increased demand in Australia and bid opportunities in Canada will have this fleet fully utilized with improved margins within the next year. 2023 had our largest ever contributions from infrastructure. Our Fargo flood diversion project had its first big year of construction, achieving ~$120M in revenue in 2023, and will have an even bigger construction year in 2024 which is expected to be over $175 million in revenue. We see the market for large earthworks

ANNUAL REPORT 2023 5 infrastructure, especially those related to energy transition and climate resiliency, creating great opportunities for us in Canada, US, and Australia. We also expect to commence our pursuit of the next big infrastructure project win before the end of the year. In 2023, our Australian business achieved ~$150 million in revenue with our MacKellar acquisition only contributing to Q4. In 2024, our Australian business is expected to step change up to ~$575M of top line revenue and we see this market presenting both a great environment to grow and also to act as relief valve for underutilized assets and any future potential changes in our demand, such as we may see from reduced commitments and terms from our oil sands customers. We have estimated our market in Australia to be about ten times larger than our Canadian market. In assessing the Queensland coal opportunities specifically, currently more than three quarters of our Australian business revenue comes from Queensland coal, but we are only active on 6 mines with over 50 currently active mines in the Queensland region alone. Needless to say, I am thrilled to be in these markets and looking forward to growing both revenues and margins going forward. In contrast to the excellent performance in other areas of our business, our Nuna Group of Companies (“Nuna”) joint venture unfortunately continued to struggle and the losses it posted in the quarter resulted in us underachieving our EBITDA expectations by approximately $7.5 million. With the blessing of our 51% majority owner, Kitikmeot Corporation a 100% owned entity of the Kitikmeot Inuit Association, NACG, as manager of the joint venture, took several major steps earlier this year to intervene and establish a turnaround plan to return Nuna to operational excellence and provide the systems and process improvements to support future growth. I am confident with the new Nuna leadership, stronger project management and contract administration processes, and restructured back-office support, we can achieve immediate improvements in performance this summer and a stronger and better Nuna moving forward. Adjusting to adversity quickly is a core skill at NACG and we believe the new leadership at Nuna will make it part of their culture as well. Nuna is regarded as the premier trusted Indigenous contractor in northern Canada and has over 30 years of reputation to uphold. We are committed to their legacy and will ensure that customers and employees alike are front and center through this operations-focused improvement initiative. Nuna has long been a major contributor to the Inuit and Indigenous communities they work in, and we fully expect to reestablish that position promptly and grow those contributions moving forward. Some additional 2023 operational and financial highlights are: • Strong annual safety performance with a total injury frequency rate of 0.29; • Record annual financial metrics across the board – combined revenue ($1.3b), EBITDA ($297m), EPS ($2.83), free cash flow ($90m); • Successful completion and commissioning in August of the 30-month major civil construction project at the gold mine in Northern Ontario, by our NANJV partnership; • Progress at the Fargo-Moorhead flood diversion project crossed the 30% completion mark having completed well over 20% in this calendar year alone; and • Telematics is now fully operational in Canada with over 94% data availability and poised for design and implementation in Australia.

Our 2024 priorities and focus are: • Integration and growth of MacKellar with ERP and stronger systems & processes in place for second half of the year. • Re-establish Operational Excellence and return Nuna to consistent profitability. • Qualify for major earthworks infrastructure tender and win meaningful project outside oil sands for smaller mining assets. • Achieve fleet utilization targets, expand telematics, improve ROIC, and demonstrate value achieved with shared best practices between NACG and MacKellar. There is definitely a lot going on all around the world with our growing business these days. While we see some downward pressure from reduced terms and commitments in our oil sands business, we also see upside potential in other resource areas and infrastructure, which culminates in our essentially unchanged outlook for 2024. Our estimating teams are currently bidding on projects worth $9 billion which is a testament to the demand we see. Our full year 2024 outlook remains unchanged primarily as initial performance from MacKellar is meeting expectation. As we settle into the rhythm of the Australian business, we’ve experienced our first rainy season which does impact top-line but is not as severe as our historical oil sands seasonality. And when factoring in our infrastructure work, which favours summer and fall, we will, for the first time in our history create a much more quarterly consistent business with our Q2/Q3 quarters expected to modestly outperform our Q4/Q1 winter quarters. In the immediate term, we expect 2024 Q1 to represent 20% of full year EBITDA which is a marked contrast to the 33% that 2023 Q1 represented. We have allocated $55 to $70 million of growth capital for the Australian fleet which we had previously modeled in as sustaining capital in the guidance issued last November, but has no impact on the free cash flow for 2024. To say the least, it’s been a busy 2023 and start to 2024 and I want to thank all of our employees, customers, vendors and shareholders for their continued support. I look forward to sharing the next set of results with you in May as we progress through what we expect to be a transitional and transformational year. I am tremendously excited to see what further opportunities this excellent team I am blessed with here at NACG can produce in these strong and growing markets we work in. Regards, Joseph C Lambert 6 NORTH AMERICAN CONTRUCTION GROUP

MACKELLAR GROUP Founded in 1966, the MacKellar Group has grown to become one of Australia’s largest mining solutions providers. Today, MacKellar supports over 15 ongoing mining projects, and following the acquisition of Western Plant Hire (WPH) in 2022, has strengthened its nationwide capability establishing a strong geographical footprint in the growing mining region of Western Australia. MacKellar’s similarities to NACG are uncanny with the WPH investment containing many of the same benefits of NACG’s interest in the Nuna Group of Companies. While MacKellar worked on many large civil projects in its early days, the mining business grew in Blackwater, when the opportunity arose in 1989 to start the Jellinbah mine. During an initial successful box cut and first coal, civil infrastructure such as haul roads, dams and hard stand areas were created proving MacKellar to be a one-stop shop for mining and earthwork activities. This successful commissioning led to projects such as the Boonal stockpile management, mining services at Yarrabee and eventually fully maintained rentals at Middlemount and a full mine services contract at the Carmichael mine. With a strong presence in Blackwater, MacKellar has major workshop that provides support to customers and projects in the region. MacKellar stocks componentry for our fleet of almost 500 machines, and provides component rebuilds for our own fleet and clients alike. Of course, the success of MacKellar wouldn’t be possible without a proven safety culture and performance. Driving a safety culture where their people do the right thing because they want to, not because they have to. MacKellar’s safety culture is driven from management down as they genuinely care about their people and their families. As we enter 2024 and MacKellar begins a new chapter as part of North American Construction Group, a whole new world is opening up for both companies Mackellar

2024

VISION

SAFETY

SUSTAINABILITY

EXECUTION

8 NORTH AMERICAN CONTRUCTION GROUP

2024 vision Safety Sustainability Execution

SAFETY Our Company is guided by our standard principle to promote the safe, environmentally responsible operations by ensuring that the hazards and environmental impacts associated with our day-to-day work activities are clearly understood and appropriately managed. In 2023, our Total Recordable Injury Rate (“TRIR”) was 0.29 on a target of 0.50. We will work continuously to improve our safety management system and improve our process including safe work practices for identified risks and hazards found in the work we do. NACG recognizes that to achieve our safety vision, we must make our learning systems smarter and more prepared for the potential failures we uncover. We must continually gather information to help prevent any adverse outcomes for our workers and the Company. We will take the time to help our workers understand the importance of learning from each other and in turn our leadership learning from our workers. Through gathering information about our systems and critical tasks it will help identify the places where incidents are most likely to happen and ultimately help us prevent future events. SAFETY PRINCIPLES ïµ Health, safety and environment are recognized as an integral part of our business. ïµ Our focus on people and relationships, and our uncompromising commitment to health and safety, allows us to acquire some of the best talent in the industry. ïµ We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents. ïµ NACG wants to be recognized as a progressive contractor and industry leader. We will continue to set new standards for safety excellence in the heavy construction and mining sector. ANNUAL REPORT 2023 9

SUSTAINABILITY Since our inception 70 years ago, NACG has touted an ingrained safe and low-cost provider culture. We believe this culture is key to our business success. We also believe that adopting a strong culture of sustainability, one that balances environmental, social and economic performance, is imperative to long-term success as an industry leader. We have the internal skill sets, individual and corporate desire, and functional ability to operate sustainably in each and every role within our company. Just as cost-consciousness and safe practices are not solely the responsibility of our finance and safety teams, sustainability is the responsibility of every employee. Over the coming years, we will look to further advance our sustainability goals through tangible win-win projects and by formally implementing systems and processes that align with our values while meeting the needs of our customers, partners and key stakeholders. As part of this objective, we released our 2023 Sustainability Report and plan to issue our 2024 report in the first half of the year. This annual report provides a structured framework for environmental, social, and governance initiatives moving forward. We plan to continue to issue these reports to allow stakeholders to measure progress in a variety of business areas with increasing rigor and metrics. The 2023 Sustainability Report is available on the Company’s website at www.nacg.ca/social-responsibility. COMMITTED TARGETS 1 Diversity We recognize the importance of having a diverse organization, and that starts at the top. Therefore, we have committed to 30% gender diversity on both the Board of Directors and amongst our senior leadership group. 2 Emissions Reduction Our scope 1 emissions are derived from combustion of diesel from our off-road heavy equipment fleet. We’ve committed to reduce our scope 1 emissions intensity by 10% by 2025 and 20% by 2028. 3 Total Recordable Injury Rate Of 0.5 Or Less We believe all workplace incidents are preventable and will continue to strive for ongoing safety excellence through building on process and culture. A longstanding core goal of NACG, TRIR will continue to be used as one of our benchmarks to measure our safety performance. TRIR is an industry and nationally recognized standard safety metric and will keep the Company in line with our clients. 10 NORTH AMERICAN CONTRUCTION GROUP

EXECUTION Operational excellence is the key to achieving expected margins & shareholder returns. We fully intend to further enhance our reputation for operational excellence as improving site conditions result in the return of long-held operating routines. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability and utilization by leveraging our reliability programs, management systems and expertise. We will leverage technological improvements and innovation to improve our operating efficiency, cost structure and component lives. OPERATIONAL PRIORITIES FOR 2024 • Achieve equipment utilization targets for the Canadian and Australian heavy equipment fleets through mechanical availability and project management initiatives • Implement best practices and our ERP at the MacKellar Group, including identification of opportunities to better utilize our capital and equipment in Australia • With a focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution • Support continued project progress, strong equipment productivities, and cost discipline at the Fargo-Moorhead flood diversion project • Leverage the telematics program to improve the operational performance and mechanical availabilities of our ultra-class and 240-tonne haul truck fleets ANNUAL REPORT 2023 11

Joe Lambert Director Since: January 1, 2021 Martin Ferron Chair of the Board Director Since: June 7, 2012 Thomas Stan Chair of Human Resources & Compensation Committee Director Since: July 14, 2016 Maryse Saint-Laurent Chair of Governance & Sustainability Committee Director Since: August 8, 2019 Kristina Williams Director Since: August 8, 2019 Dr. Vanessa Guthrie AO Director Since: March 1, 2024 Bryan Pinney Lead Director and Chair of Audit Committee Director Since: May 13, 2015 John Pollesel Chair of Operations Committee Director Since: November 23, 2017 12 NORTH AMERICAN CONTRUCTION GROUP BOARD OF Directors

SENIOR Management

Joe Lambert
President & Chief Executive Officer

Jason Veenstra
Chief Financial Officer

Jordan Slator
Chief Legal Officer

David Kallay
Chief Human Resources Officer

Craig Nauta
Vice President of Operations

ANNUAL REPORT 2023 13

Barry Palmer Chief Operating Officer & Regional President of MacKellar Group ANNUAL REPORT 2023 13 Joe Lambert President & Chief Executive Officer Jordan Slator Chief Legal Officer Jason Veenstra Chief Financial Officer David Kallay Chief Human Resources Officer Craig Nauta Vice President of Operations SENIOR Management

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 13, 2024

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR+ System at www.sedarplus.ca, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A “non-GAAP financial measure” is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A “non-GAAP ratio” is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A “supplementary financial measure” is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as “adjusted EBIT”, “adjusted EBITDA”, “adjusted EBITDA margin”, “adjusted EPS”, “adjusted net earnings”, “backlog”, “capital additions”, “capital expenditures, net”, “capital inventory”, “capital work in progress”, “cash provided by operating activities prior to change in working capital”, “combined backlog”, “combined gross profit”, “combined gross profit margin”, “equity investment depreciation and amortization”, “equity investment EBIT”, “equity method investment backlog”, “free cash flow”, “growth capital”, “general and administrative expenses (excluding stock-based compensation)”, “growth spending”, “invested capital”, “net debt”, “share of affiliate and joint venture capital additions”, “sustaining capital”, “total capital liquidity”, “total combined revenue”, and “total debt”. We also use supplementary financial measures such as “gross profit margin” and “total net working capital (excluding cash and current portion of long-term debt)” in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading “Financial Measures”.

14	NORTH AMERICAN CONSTRUCTION GROUP

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended December 31,

	2023	2022	Change

Revenue	$957,220	$769,539	$187,681

Total combined revenue(i)	1,273,628	1,054,265	219,363

Gross profit	154,217	101,548	52,669

Gross profit margin(i)	16.1%	13.2%	2.9%

Combined gross profit(i)	203,855	151,129	52,726

Combined gross profit margin(i)(ii)	16.0%	14.3%	1.7%

Operating income	95,714	71,157	24,557

Adjusted EBITDA(i)	296,963	245,352	51,611

Adjusted EBITDA margin(i)(iii)	23.3%	23.3%	—%

Net income	63,141	67,372	(4,231)

Adjusted net earnings(i)	75,228	65,912	9,316

Cash provided by operating activities	270,391	169,201	101,190

Cash provided by operating activities prior to change in working capital(i)	219,341	182,511	36,830

Free cash flow(i)	89,972	70,312	19,660

Purchase of PPE	202,809	111,499	91,310

Sustaining capital additions(i)	168,586	113,095	55,491

Growth capital additions(i)	40,416	—	40,416

Basic net income per share	$2.38	$2.46	$(0.08)

Adjusted EPS(i)	$2.83	$2.41	$0.42

(i)See “Non-GAAP Financial Measures”.

(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.

(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Revenue of $957.2 million represents a $187.7 million (or 24%) increase for the full year of 2023, compared to 2022, as a result of the acquisition of the MacKellar Group (“MacKellar”) effective October 1, 2023. Due to the change of control that was effective October 1, 2023, MacKellar generated a full quarter of revenue totaling $122.5 million and continued its growth profile with the fourth quarter being over 40% higher than Q4 2022 and double that of Q4 2021. Significant rainfall in November and early December impacted MacKellar’s top-line but in general, the revenue achieved was consistent with pre-acquisition expectations. The most significant mine sites for MacKellar are the Carmichael and Middlemount mines, located in the Queensland region, which provided strong top-line contributions in the quarter.

Excluding MacKellar, the full year equipment utilization profiles for 2023 and 2022 generated consistent revenue with the equipment and unit rate adjustments applied in late Q3 2022 to reflect the specific inflationary cost pressures experienced in the Fort McMurray region providing the primary driver of the year-over-year increase. The purchase of ML Northern Services Ltd.’s (“ML Northern”) fuel and lube equipment fleet, which occurred on October 1, 2022, was integrated into our operations and generated full-year equipment operating hours in 2023. Lastly, revenues generated by DGI (Aust) Trading Pty Ltd. (“DGI”) were significantly higher than 2022 on strong global demand for used components and major parts required by heavy equipment fleets.

Combined revenue of $1,273.6 million in 2023 represents a $219.4 million (or 21%) year-over-year increase. Our share of revenue generated in 2023 by joint ventures and affiliates was $686.3 million, compared to $596.0 million in 2022 (an increase of 15%). The Fargo Moorhead project was the primary driver of the year-over-year increase with 2023 being the year of achieving full scale operations. Based on our share of revenue, the project generated $117.5 million in 2023, compared to $40.6 million in 2022, while progressing the project past the 30% completion mark with over 10% being completed in the fourth quarter alone. In addition, positive momentum was generated by the continued growth from rebuilt ultra-class haul trucks now being owned by the Mikisew North American Limited Partnership (“MNALP”). Offsetting these increases, the Nuna Group of Companies (“Nuna”) ramped down activities in early Q3 2023 at the gold mine in Northern Ontario and consequently posted lower overall revenue in 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS	15

For the full year of 2023, gross profit was $154.2 million, or 16.1% of revenue, up from $101.5 million and 13.2% in the previous year. Included in the gross profit margin for the year was depreciation of $131.3 million, or 13.7% of revenue, which is an increase from our prior year expense of $119.3 million but, more importantly, a decrease from our prior year rate of 15.5%. The acquisition of MacKellar, steady operating conditions in the Fort McMurray region, and inflation-adjusted equipment and unit rates resulted in gross profit margin returning to historical levels in 2023. In addition to our core heavy equipment fleet, margins were bolstered by the full-year contributions from ML Northern and DGI, which yielded higher margins on service and component sales, and the operations support contracts at coal mines in Texas and Wyoming.

Combined gross profit margin of 16.0% for the full year of 2023 was consistent with the wholly-owned entities but was notably impacted by the negative gross profit posted by Nuna in the fourth quarter. The primary drivers of this were three projects in Northern BC and the Northwest Territories that had costs exceed, and equipment productivity fall short of, project estimates. Based on historical precedent, the gross margin and EPS impacts of these projects in the quarter was approximately $7.5 million and 20 cents per share. These projects are now substantially complete with NACG, as the joint venture operator, intervening in early Q1 2024 by taking major restructuring steps to establish a turnaround plan to promptly return Nuna to operational excellence.

General and administrative expenses (excluding stock-based compensation) were $41.0 million, or 4.3% of revenue, compared to $25.1 million, or 3.3% of revenue, in the previous year. General and administrative expenses in the year include one-time costs of $7.1 million related to the acquisition of MacKellar. MacKellar’s administrative cost profile is similar to the Canadian and U.S. operations.

Adjusted EBITDA of $297.0 million represents a 21% increase from the prior year result of $245.4 million and was coincidently consistent with overall revenue activity as adjusted EBITDA margin of 23.3% was identical to the prior year margin of 23.3%. The strong performance of the various wholly-owned businesses lines, including MacKellar, and the Fargo-Moorhead project was offset by weaker operational performance by Nuna in the back half of 2023.

Net interest expense was $36.9 million for the year, including approximately $1.6 million of non-cash interest, compared to $24.5 million and $1.1 million, respectively, in the previous year. Our average cash cost of debt for the year was 7.5% as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact as well on the rates for secured equipment-backed financing. Adjusted EPS of $2.83 on adjusted net earnings of $75.2 million is 17.4%, up from the prior year figure of $2.41, and is consistent with the relative increase of adjusted EBITDA as depreciation, tax, and interest rates generally tracked consistently with the prior year. Weighted-average common shares outstanding were fairly steady for the full years of 2023 and 2022 being 26.6 million and 27.4 million, respectively, with the full year of 2023 being impacted by share redemptions during the second and third quarters of 2022.

Free cash flow of $90.0 million is the culmination of adjusted EBITDA of $297.0 million, mentioned above, less sustaining capital additions of $168.6 million, cash interest paid during the year of $33.5 million and current income taxes of $6.8 million. Sustaining capital additions during the year were comprised exclusively of routine maintenance spending on and replenishment of heavy equipment and, as a percentage of reported revenue, increased from 14.7% in 2022 to 17.6% in 2023 due to component quality issues experienced in the first half of the year. Albeit seasonal in nature, the percentage in the fourth quarter was 12.5% with a full quarter contribution from MacKellar and the ramp-up of the active winter program in Canada. Included in free cash flow are the capital, interest and tax costs required of and incurred by our joint ventures of which our share totaled $18.4 million during the year.

The remaining differences in free cash flow generation are related to timing impacts. Changes in routine working capital balances had a positive impact on cash generated in 2023, primarily from working capital management at MacKellar in the fourth quarter. In addition, temporary impacts on free cash flow in the year included i) an increase in capital work in process and capital inventory investments as we build our maintenance programs and ii) growth of equity in our joint ventures which require cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this latter timing impact, our equity in joint ventures grew by $5.8 million during the year which we expect to translate into cash distributions over time. Excluding the debt funding required for both MacKellar’s upfront acquisition costs and growth capital in the fourth quarter, free cash flow generation was primarily directed to debt reduction ($66.4 million) with secondary uses being dividends and trust purchases ($16.0 million) and growth capital in Canada ($5.5 million).

16	NORTH AMERICAN CONSTRUCTION GROUP

FINANCIAL HIGHLIGHTS

Five-year financial performance

	Year ended December 31,

(dollars in thousands except ratios and per share amounts)	2023	2022	2021	2020(iii)	2019(iii)

Operating Data

Revenue	$957,220	$769,539	$654,143	$498,468	$715,110

Gross profit	154,217	101,548	90,417	92,218	94,338

Gross profit margin(i)	16.1%	13.2%	13.8%	18.5%	13.2%

Operating income	95,714	71,157	55,128	67,122	57,131

Adjusted EBIT(i)	145,238	113,845	92,661	81,418	70,962

Adjusted EBITDA(i)	296,963	245,352	207,333	174,336	174,379

Adjusted EBITDA margin(ii)	23.3%	23.3%	25.5%	29.9%	23.4%

Comprehensive income	62,428	67,676	51,410	49,208	36,878

Adjusted net earnings(i)	75,228	65,912	58,243	48,746	43,721

Per share information

Basic net income per share	$2.38	$2.46	$1.81	$1.75	$1.45

Diluted net income per share	$2.09	$2.15	$1.64	$1.60	$1.23

Adjusted EPS(i)	$2.83	$2.41	$2.06	$1.73	$1.72

Balance Sheet Data

Total assets	$1,546,478	$979,513	$869,278	$839,063	$793,152

Current portion of long-term debt	81,306	42,089	44,728	43,158	47,680

Non-current portion of long-term debt (excluding convertible debentures)	485,077	253,073	211,148	331,169	270,381

Current obligation related to MacKellar acquisition	20,070	—	—	—	—

Non-current obligation related to MacKellar acquisition	93,356	—	—	—	—

Total debt(i)	679,809	295,162	255,876	374,327	318,061

Convertible debentures	129,750	129,750	129,750	55,000	94,031

Cash	(88,614)	(69,144)	(16,601)	(43,447)	(5,208)

Net debt(i)	720,945	355,768	369,025	385,880	406,884

Total shareholders’ equity	356,654	305,919	278,463	248,443	180,119

Invested capital(i)	$1,077,599	$661,687	$647,488	$634,323	$587,003

Outstanding common shares, excluding treasury shares	26,737,095	26,420,821	28,458,115	29,166,630	25,777,445

Cash dividend declared per share	0.40	0.32	0.16	0.16	0.12

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Summary of net income

	Three months ended December 31,		Year ended December 31,

(dollars in thousands, except per share amounts)	2023	2022	2023	2022

Revenue	$326,298	$233,417	$957,220	$769,539

Cost of sales	218,853	154,967	671,684	548,723

Depreciation	41,990	35,860	131,319	119,268

Gross profit	$65,455	$42,590	$154,217	$101,548

Gross profit margin(i)	20.1%	18.2%	16.1%	13.2%

General and administrative expenses (excluding stock-based compensation)(i)	18,702	6,648	41,016	25,075

Stock-based compensation (benefit) expense	(496)	4,910	15,828	4,780

Operating income	45,779	31,565	95,714	71,157

Interest expense, net	14,007	7,774	36,948	24,543

Net income	17,646	26,081	63,141	67,372

Adjusted EBITDA(i)	101,136	85,875	296,963	245,352

Adjusted EBITDA margin(ii)	25.1%	26.8%	23.3%	23.3%

Per share information

Basic net income per share	$0.66	$0.99	$2.38	$2.46

Diluted net income per share	$0.58	$0.84	$2.09	$2.15

Adjusted EPS(i)	$0.87	$1.10	$2.83	$2.41

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of total reported revenue to total combined revenue

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Revenue from wholly-owned entities per financial statements	$326,298	$233,417	$957,220	$769,539

Share of revenue from investments in affiliates and joint ventures	169,662	183,006	686,299	596,033

Elimination of joint venture subcontract revenue	(92,522)	(96,315)	(369,891)	(311,307)

Total combined revenue(i)	$403,438	$320,108	$1,273,628	$1,054,265

(i)See “Non-GAAP Financial Measures”.

Reconciliation of reported gross profit to combined gross profit

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Gross profit from wholly-owned entities per financial statements	$65,455	$42,590	$154,217	$101,548
Share of gross profit from investments in affiliates and joint ventures	8,670	14,541	49,638	49,581

Combined gross profit(i)	$74,125	$57,131	$203,855	$151,129

(i)See “Non-GAAP Financial Measures”.

18	NORTH AMERICAN CONSTRUCTION GROUP

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Net income	$17,646	$26,081	$63,141	$67,372

Adjustments:

Loss (gain) on disposal of property, plant and equipment	1,470	(533)	1,659	536

Stock-based compensation (benefit) expense	(496)	4,910	15,828	4,780

Acquisition costs	5,934	—	7,095	—

Loss on equity investment customer bankruptcy claim settlement	—	—	759	—

Loss (gain) on derivative financial instruments	916	(778)	(6,063)	(778)

Equity investment (gain) loss on derivative financial instruments	(713)	364	(1,362)	(4,776)

Tax effect of the above items	(1,589)	(1,006)	(5,829)	(1,222)

Adjusted net earnings(i)	$23,168	$29,038	$75,228	$65,912

Adjustments:

Tax effect of the above items	1,589	1,006	5,829	1,222

Change in fair value of contingent consideration	4,681	—	4,681	—

Interest expense, net	14,007	7,774	36,948	24,543

Income tax expense	10,930	6,889	22,822	17,073

Equity earnings in affiliates and joint ventures(i)	(2,401)	(8,401)	(25,815)	(37,053)

Equity investment EBIT(i)	1,787	9,363	25,545	42,148

Adjusted EBIT(i)	$53,761	$45,669	$145,238	$113,845

Adjustments:

Depreciation and amortization	42,277	36,094	132,516	120,124

Equity investment depreciation and amortization(i)	5,098	4,112	19,209	11,383

Adjusted EBITDA(i)	$101,136	$85,875	$296,963	$245,352

Adjusted EBITDA margin(ii)	25.1%	26.8%	23.3%	23.3%

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Equity (earnings) loss in affiliates and joint ventures	$2,401	$8,401	$25,815	$37,053

Adjustments:

Interest (income) expense, net	(268)	688	(1,183)	2,589

Income tax (recovery) expense	(324)	275	970	2,442

(Gain) loss on disposal of property, plant and equipment	(22)	(1)	(57)	64

Equity investment EBIT(i)	$1,787	$9,363	$25,545	$42,148

Depreciation	4,983	3,936	18,555	10,679

Amortization of intangible assets	115	176	654	704

Equity investment depreciation and amortization(i)	$5,098	$4,112	$19,209	$11,383

(i)See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	19

Analysis of three months and year ended December 31, 2023, results

Revenue

A breakdown of revenue by reportable segment is as follows:

	Three months ended December 31,		Year ended December 31,

	2023	2022	2023	2022

Heavy Equipment–Canada	$187,545	$221,375	$766,920	$708,786

Heavy Equipment–Australia	134,698	6,089	158,608	30,693

Other	10,133	8,483	39,963	56,963

Eliminations	(6,078)	(2,530)	(8,271)	(26,903)

	$326,298	$233,417	$957,220	$769,539

A breakdown of revenue by source is as follows:

	Three months ended December 31,		Year ended December 31,

	2023	2022	2023	2022

Operations support services	$308,513	$212,870	$886,963	$688,734

Equipment and component sales	13,899	9,179	57,822	48,728

Construction services	3,886	11,368	12,435	32,077

	$326,298	$233,417	$957,220	$769,539

For the three months ended December 31, 2023, revenue was $326.3 million, up from $233.4 million in the same period last year. The majority of the quarter-over-quarter increase in revenue was driven by the October 2023 acquisition of MacKellar, represented in the Heavy Equipment – Australia segment of $134.7 million. Heavy Equipment – Canada equipment utilization of 65%, compared to the record Q4 metric of 73% last year, was primarily impacted by the late start of winter reclamation scopes at the Syncrude Mine. Heavy Equipment – Canada revenue was down over the same period in 2022 as a result of changes in timing of reclamation projects beginning later than the previous year and certain construction scopes concluding earlier in 2023, relative to the same period in 2022. Further quarter-over-quarter revenue decrease is related to regional labour incentive pay for the Fort McMurray region which ended in Q2 2023.

For the year ended December 31, 2023, revenue was $957.2 million, up from $769.5 million for the year ended December 31, 2022. The increase of 24% reflects the Q4 factors noted above in addition to strong Q1 performance resulting from high utilization. Q1 2022 was also heavily impacted by shortages in heavy equipment technicians and general workforce availability caused by high case counts of the COVID-19 Omicron variant, while Q1 2023 was not impacted by these factors to the same extent.

Gross profit

A breakdown of gross profit by reportable segment is as follows:

	Three months ended December 31,		Year ended December 31,

	2023	2022	2023	2022

Heavy Equipment–Canada	$31,365	$38,135	$104,167	$81,754

Heavy Equipment–Australia	31,574	472	40,607	6,721

Other	3,149	4,168	11,986	15,627

Eliminations	(633)	(185)	(2,543)	(2,554)

	$65,455	$42,590	$154,217	$101,548

20	NORTH AMERICAN CONSTRUCTION GROUP

A breakdown of cost of sales is as follows:

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Salaries, wages and benefits	$99,216	$69,979	$292,226	$241,113

Repair parts and consumable supplies	65,971	36,494	198,730	131,460

Subcontractor services	28,543	30,449	100,572	91,666

Equipment and component sales	12,446	6,637	46,084	41,302

Third-party equipment rentals	7,982	5,885	18,727	22,964

Fuel	3,470	3,604	8,410	12,963

Other	1,225	1,919	6,935	7,255

Cost of sales	$218,853	$154,967	$671,684	$548,723

For the three months ended December 31, 2023, gross profit was $65.5 million or 20.1% of revenue, up from a gross profit of $42.6 million and 18.2% gross margin in the same period last year. The quarter-over-quarter increase is the result of the October 2023 acquisition of MacKellar, represented in the Heavy Equipment – Australia segment. The decrease in gross profit in the Heavy Equipment – Canada segment is driven by the decrease in revenue. For the three months ended December 31, 2023, cost of sales were $218.9 million, up from cost of sales of $155.0 million in the same period last year. The increase in cost of sales is driven by the acquisition of MacKellar. This increase was partially offset by a reduction in the Heavy Equipment – Canada segment in line with the revenue results discussed above.

For the year ended December 31, 2023, gross profit was $154.2 million, or 16.1% of revenue, up from $101.5 million, or 13.2% of revenue, in the previous year. For the year ended December 31, 2023, cost of sales were $671.7 million, up from cost of sales of $548.7 million in the same period last year. The increase in gross profit in the Heavy Equipment – Australia segment is due to the Q4 factors discussed above, while the year-over-year increase in gross profit in the Heavy Equipment – Canada segment was due to efficiencies in mobilization of the larger truck and loading equipment fleets at certain sites and higher equipment utilization in the first half of the year. Gross margin was further impacted in the prior year by workforce availability issues in January due to high COVID-19 Omicron cases and the significant impact of cost inflation and skilled labour shortages in Q1 2022.

A breakdown of depreciation by reportable segment is as follows:

	Three months ended December 31,		Year ended December 31,

	2023	2022	2023	2022

Heavy Equipment—Canada	$28,393	$35,795	$116,660	$119,054

Heavy Equipment—Australia	13,100	65	13,240	183

Eliminations	497	—	1,419	31

	$41,990	$35,860	$131,319	$119,268

For the three months ended December 31, 2023, depreciation was $42.0 million (12.9% of revenue) up from $35.9 million (15.4% of revenue) in the same period last year. Depreciation for the year ended December 31, 2023, was $131.3 million (13.7% of revenue) up from $119.3 million (15.5% of revenue) for the year ended December 31, 2022. The decrease in Q4 2023 in Heavy Equipment – Canada relates to decreased operating equipment hours by the fleet when compared to 2022. The decreases in depreciation as a percentage of revenue relate to diversification efforts and the heavy equipment fleet in Canada being less of a proportion of revenue and depreciation.

Operating income

For the three months ended December 31, 2023, operating income was $45.8 million, up from $31.6 million during the same period last year. G&A expense, excluding stock-based compensation expense, was $18.7 million, or 5.7% of revenue, for the three months ended December 31, 2023, up from $6.6 million, or 2.8% of revenue, in the same period last year. The increase was due to increased business activity levels with the recent acquisitions and non-recurring acquisition costs for MacKellar totaling $5.9 million.

For the year ended December 31, 2023, operating income was $95.7 million, up from $71.2 million for the year ended December 31, 2022. G&A expense, excluding stock-based compensation expense, was $41.0 million for the

MANAGEMENT’S DISCUSSION AND ANALYSIS	21

year ended December 31, 2023, or 4.3% of revenue, up from the $25.1 million and 3.3% of revenue, recorded in the year ended December 31, 2022. The year-over-year gross increase was due to increased business activity levels with the recent acquisitions and non-recurring acquisition costs for MacKellar totaling $7.1 million.

For the three months and year ended December 31, 2023, stock-based compensation was a $0.5 million benefit and $15.8 million expense, respectively. For the three months and year ended December 31, 2022, stock-based compensation expense was $4.9 million and $4.8 million, respectively. The year-over-year change is primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.

Non-operating income and expense

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023		2022

Interest expense

Credit Facility	$7,519	$3,367	$16,781		$9,250

Convertible debentures	1,708	1,729	6,843		6,861

Equipment financing	2,585	769	5,046		3,344

Interest on customer supply chain financing	1,355	1,087	4,493		2,196

Mortgage	242	249	979		1,006

Other interest (income) expense	(160)	289	1,171		810

Cash interest expense	$13,249	$7,490	$35,313		$23,467

Amortization of deferred financing costs	758	284	1,635		1,076

Total interest expense	$14,007	$7,774	$36,948		$24,543

Equity earnings in affiliates and joint ventures	(2,401)	(8,401)	(25,815)		(37,053)

Change in fair value of contingent consideration	4,681	—		4,681	—

Loss (gain) on derivative financial instruments	916	(778)	(6,063)		(778)

Income tax expense	10,930	6,889	22,822		17,073

Total interest expense was $14.0 million during the three months ended December 31, 2023, up from $7.8 million in the same period last year. In the year ended December 31, 2023, total interest expense was $36.9 million, up from the $24.5 million in the year ended December 31, 2022. The increase in interest expense in both periods is due to the higher balance on the Credit Facility and increases in the variable rate.

Cash related interest expense for the three months ended December 31, 2023, calculated as interest expense excluding amortization of deferred financing costs of $0.8 million was $13.2 million and represents an average cost of debt of 8.8% when factoring in the Credit Facility balances during the quarter (compared to $7.5 million and 7.1% respectively for the three months ended December 31, 2022). Cash related interest expense for the year ended December 31, 2023, excluding deferred financing cost of amortization of $1.6 million was $35.3 million and represents an average cost of debt of 7.5% (compared to 5.6% for the year ended December 31, 2022).

For the year ended December 31, 2023, we recognized a change in fair value of contingent consideration of $4.7 million (December 31, 2022 - $nil).

For the year ended December 31, 2023, we recognized a realized gain of $6.6 million (December 31, 2022 - $nil) and an unrealized gain of $0.2 million (December 31, 2022 - $0.8 million) on a swap agreement. Subsequent to year-end, this swap agreement was completed on January 3, 2024.

We recorded income tax expense of $10.9 million and $22.8 million, respectively, during the three months and year ended December 31, 2023, an increase from the $6.9 million and $17.1 million income tax expense recorded in the respective prior year periods, mostly due to the addition of MacKellar resulting in higher net income before taxes.

22	NORTH AMERICAN CONSTRUCTION GROUP

Statements of Operations for affiliates and joint ventures

Three months ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$19,042	$97,161	$50,301	$3,158	$169,662

Gross profit (loss)	(4,754)	3,547	9,679	198	8,670

Income (loss) before taxes	(6,855)	2,762	6,094	111	2,112

Net income (loss)	$(6,161)	$2,762	$5,724	$76	$2,401

Three months ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$55,544	$110,784	$13,254	$3,424	$183,006

Gross profit	6,653	3,934	3,286	669	14,542

Income before taxes	3,910	3,375	946	446	8,677

Net income	$3,634	$3,375	$946	$446	$8,401

Year ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$165,741	$395,040	$117,543	$7,975	$686,299

Gross profit	9,622	13,954	25,353	709	49,638

Income (loss) before taxes	1,246	10,869	15,344	(639)	26,820

Net income (loss)	$1,098	$10,869	$14,522	$(674)	$25,815

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$213,745	$330,259	$40,598	$11,431	$596,033

Gross profit	30,667	10,216	6,575	2,123	49,581

Income before taxes	21,741	8,825	7,049	1,881	39,496

Net income	$19,298	$8,825	$7,049	$1,881	$37,053

Equity earnings in affiliates and joint ventures was $2.4 million for the three months ended December 31, 2023, down from $8.4 million in the same period last year. In the year ended December 31, 2023, equity earnings in affiliates and joint ventures were $25.8 million, down from the $37.1 million in the year ended December 31, 2022. The Fargo-Moorhead joint ventures continued their strong performance as construction of the flood diversion project ramped up significantly throughout 2023. MNALP continued the expansion of its fleet with the addition of four ultra-class haul trucks in 2023, while Q4 results were impacted by the same delayed starts in certain reclamation scopes and early completion of winter scopes impacting NACG revenue. Earnings from Nuna were down year-over-year as a result of the wind up of Nuna’s scope of work at the gold mine in Northern Ontario, which was completed in Q3 of 2023 as well as project losses experienced during the second half of 2023.

A reconciliation of basic net income per share to adjusted EPS is as follows:

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Net income	$17,646	$26,081	$63,141	$67,372

Interest from convertible debentures (after tax)	1,484	1,488	5,925	5,893

Diluted net income available to common shareholders	$19,130	$27,569	$69,066	$73,265

Adjusted net earnings(i)	$23,168	$29,038	$75,228	$65,912

Weighted-average number of common shares	26,737,435	26,421,459	26,566,846	27,406,140

Weighted-average number of diluted shares	33,026,740	32,942,717	33,026,740	34,006,850

Basic net income per share	$0.66	$0.99	$2.38	$2.46

Diluted net income per share	$0.58	$0.84	$2.09	$2.15

Adjusted EPS(i)	$0.87	$1.10	$2.83	$2.41

(i)See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	23

Summary of consolidated quarterly results

A number of factors contribute to variations in our quarterly financial results between periods, including:

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of “mark-to-market” expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and

•	the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Revenue	$326.3	$194.7	$193.6	$242.6	$233.4	$191.4	$168.0	$176.7

Gross profit(i)	65.5	26.3	21.5	40.9	42.6	24.6	12.4	22.0

Adjusted EBITDA(i)	101.1	59.4	51.8	84.6	85.9	60.1	41.6	57.7

Net income	17.6	11.4	12.2	21.9	26.1	20.6	7.5	13.5

Basic income per share(ii)	$0.66	$0.43	$0.46	$0.83	$0.99	$0.75	$0.27	$0.48

Diluted income per share(ii)	$0.58	$0.39	$0.42	$0.70	$0.84	$0.65	$0.25	$0.43

Adjusted EPS(i)(ii)	$0.87	$0.54	$0.47	$0.95	$1.10	$0.65	$0.17	$0.51

Cash dividend per share(iii)	$0.10	$0.10	$0.10	$0.10	$0.08	$0.08	$0.08	$0.08

(i)See “Non-GAAP Financial Measures”.

(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.

(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.

Mine support revenue in the oil sands region is traditionally highest during December to March as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work reduce revenues or have an adverse effect on project performance in the winter period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The end of this period, which can vary considerably from year-to-year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels.

Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. As a result of these weather events, production-related heavy equipment fleet is typically parked and safeguarded in dedicated holding areas. This reduction in equipment utilization can be somewhat offset by the use of support equipment to bring mine operations back to full capacity such as road clean-up, civil construction and dewatering scopes.

24	NORTH AMERICAN CONSTRUCTION GROUP

The level of project work executed by Nuna in each fiscal quarter is highly contingent on the relative mix of varying projects scopes and the geographic area where the work is executed. In general, activity peaks in the third quarter when temperatures in the remote North allow for project work to occur. On the most remote of projects, the active construction season can be less than 14 weeks. Projects executed in more southern regions of Canada are not as heavily impacted. On other seasonal projects, the spring/summer project execution season can be longer, spanning from June to October or November. However, site access is limited at times due to road bans. Other major projects, mainly winter road construction and maintenance occur in Q4 and Q1.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

LIQUIDITY AND CAPITAL RESOURCES

Summary of consolidated financial position

(dollars in thousands)	December 31, 2023	December 31, 2022	Change

Cash	$88,614	$69,144	$19,470

Working capital assets

Accounts receivable	$97,855	$83,811	$14,044

Contract assets	35,027	15,802	19,225

Inventories	64,962	49,898	15,064

Prepaid expenses and deposits	7,402	10,587	(3,185)

Working capital liabilities

Accounts payable	(146,190)	(102,549)	(43,641)

Accrued liabilities	(94,726)	(43,784)	(50,942)

Contract liabilities	(59)	(1,411)	1,352

Total net working capital (excluding cash and current portion of long-term debt)(ii)	$(35,729)	$12,354	$(48,083)

Property, plant and equipment	1,142,946	645,810	497,136

Total assets	1,546,478	979,513	566,965

Credit Facility(i)	317,488	180,000	137,488

Equipment financing(i)	220,466	85,931	134,535

Mortgage(i)	28,429	29,231	(802)

Obligation related to MacKellar acquisition(i)	113,426	—	113,426

Total debt(ii)	$679,809	$295,162	$384,647

Convertible debentures(i)	129,750	129,750	—

Cash	(88,614)	(69,144)	(19,470)

Net debt(ii)	$720,945	$355,768	$365,177

Total shareholders’ equity	356,654	305,919	50,735

Invested capital(ii)	$1,077,599	$661,687	$415,912

(i)Includes current portion.

(ii)See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	25

As at December 31, 2023, we had $88.6 million in cash and $129.3 million of unused borrowing availability on the Credit Facility for total liquidity of $217.9 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2022, we had $69.1 million in cash and $88.0 million of unused borrowing availability on the Credit Facility for total liquidity of $157.1 million. Total net working capital (excluding cash and current portion of long-term debt) was $35,729 at December 31, 2023 ($12,354 at December 31, 2022). The decrease is mostly due to recognition of the current portion of the obligation related to the MacKellar acquisition in Q4 2023.

Our liquidity is complemented by available borrowings through our equipment leasing partners. As at December 31, 2023, our total available capital liquidity was $292.6 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2022, our total capital liquidity was $212.4 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	December 31, 2023	December 31, 2022

Cash	$88,614	$69,144

Credit Facility borrowing limit	478,022	300,000

Credit Facility drawn	(317,488)	(180,000)

Letters of credit outstanding	(31,272)	(32,030)

Cash liquidity(i)	$217,876	$157,114

Finance lease borrowing limit	350,000	175,000

Other debt borrowing limit	20,000	20,000

Equipment financing drawn	(220,466)	(85,931)

Guarantees provided to joint ventures	(74,831)	(53,744)

Total capital liquidity(i)	$292,579	$212,439

(i)See “Non-GAAP Financial Measures”.

As at December 31, 2023, we had $4.0 million in trade receivables that were more than 30 days past due, compared to $1.9 million as at December 31, 2022. As at December 31, 2023, and December 31, 2022, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.

Our working capital assets and liabilities are affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us, and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2023, holdbacks totaled $0.4 million, comparable to the $0.4 million balance as at December 31, 2022.

Capital resources

Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements, and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2024 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

26	NORTH AMERICAN CONSTRUCTION GROUP

Reconciliation of capital additions

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Purchase of PPE	$88,599	$27,908	$202,809	$111,499

Additions to intangibles	560	507	683	3,765

Gross capital expenditures	$89,159	$28,415	$203,492	$115,264

Proceeds from sale of PPE	(5,610)	(1,033)	(10,419)	(3,400)

Change in capital inventory and capital work in progress(i)	(7,745)	(1,681)	(12,230)	(7,700)

Capital expenditures, net(i)	75,804	25,701	180,843	104,164

Finance lease additions	931	236	28,159	8,931

Capital additions(i)	$76,735	$25,937	$209,002	$113,095

(i)See “Non-GAAP Financial Measures”.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Sustaining	$39,863	$25,701	$140,427	$104,164

Growth	35,941	—	40,416	—

Capital expenditures, net(i)	75,804	25,701	180,843	104,164

Sustaining	931	236	28,159	8,931

Growth	—	—	—	—

Finance lease additions	931	236	28,159	8,931

Sustaining	40,794	25,937	168,586	113,095

Growth	35,941	—	40,416	—

Capital additions(i)	$76,735	$25,937	$209,002	$113,095

(i)See “Non-GAAP Financial Measures”. A breakdown of net capital expenditures by reportable segment is as follows:

	Three months ended December 31,		Year ended December 31,

	2023	2022	2023	2022

Heavy Equipment – Canada	$32,303	$27,748	$146,442	$111,295

Heavy Equipment – Australia	56,296	160	56,367	204

Purchase of PPE	$88,599	$27,908	$202,809	$111,499

(i)See “Non-GAAP Financial Measures”.

Sustaining capital additions of $40.8 million ($25.9 million in the prior year) for the three months ended December 31, 2023, and $168.6 million ($113.1 million in the prior year) for the year ended December 31, 2023, are primarily made up of routine capital maintenance performed on the existing fleet as required to maintain equipment. Earlier in the year, smaller heavy equipment assets were purchased for the summer construction season.

Growth capital additions of $35.9 million ($nil in the prior year) for the three months ended December 31, 2023, and $40.4 million ($nil in the prior year) for the year ended December 31, 2023, are primarily related heavy equipment additions by MacKellar in Q4 in addition to fuel and lube trucks for ML Northern. Further to the growth capital additions above is the acquisition of MacKellar for $179.7 million in 2023 and the acquisition of ML Northern for $8.0 million in 2022.

A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (75%), finance leased (23%) and rented equipment (2%).

MANAGEMENT’S DISCUSSION AND ANALYSIS	27

Summary of capital additions in affiliates and joint ventures

Not included in the above reconciliation of capital additions, this table reflects our share of capital additions made by our affiliates and joint ventures.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Nuna	$392	$943	$2,935	$8,190

MNALP	4,802	3,994	15,635	22,690

Fargo	4,107	3,549	18,527	16,364

Other	111	454	(1,258)	3,062

Share of affiliate and joint venture capital additions(i)	$9,412	$8,940	$35,839	$50,306

(i)See “Non-GAAP Financial Measures”.

Capital additions within the Nuna joint ventures are considered to be sustaining in nature while the capital additions made by the MNALP & Fargo joint ventures were for growth.

Summary of consolidated cash flows

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Cash provided by operating activities	$160,870	$78,099	$270,391	$169,201

Cash used in investing activities	(137,756)	(17,524)	(244,879)	(97,469)

Cash provided by (used in) financing activities	21,892	(14,524)	(7,747)	(19,493)

Net increase (decrease) in cash	$45,006	$46,051	$17,765	$52,239

Operating activities

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Cash provided by operating activities prior to change in working capital(i)	$84,695	$64,474	$219,341	$182,511

Net changes in non-cash working capital	76,175	13,625	51,050	(13,310)

Cash provided by operating activities	$160,870	$78,099	$270,391	$169,201

(i)See “Non-GAAP Financial Measures”.

Cash provided by operating activities for the three months ended December 31, 2023, was $160.9 million, compared to cash provided by operating activities of $78.1 million for the three months ended December 31, 2022. Cash provided by operating activities for the year ended December 31, 2023, was $270.4 million, compared to cash provided by operating activities of $169.2 million for the year ended December 31, 2022.

The increase in cash flow in both current year period is a result of improved EBITDA. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Accounts receivable	$51,836	$7,449	$57,077	$(10,956)

Contract assets	(20,809)	(4,864)	(18,489)	(6,043)

Inventories	4,666	(5,756)	(2,522)	(5,354)

Contract costs	—	207	—	2,673

Prepaid expenses and deposits	2,438	559	6,379	(3,453)

Accounts payable	22,461	3,885	9,585	12,750

Accrued liabilities	15,593	10,891	372	(989)

Contract liabilities	(10)	1,254	(1,352)	(1,938)

	$76,175	$13,625	$51,050	$(13,310)

28	NORTH AMERICAN CONSTRUCTION GROUP

Investing activities

During the three months ended December 31, 2023, cash used by investing activities was $137.8 million, compared to $17.5 million in cash used by investing activities in the three months ended December 31, 2022. Current period investing activities largely relate to $88.6 million for the purchase of property, plant and equipment, and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $5.6 million in proceeds on disposal of property, plant and equipment and cash settlement of derivative financial instruments of $2.6 million. Prior year investing activities included $27.9 million for the purchase of property, plant, equipment and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $1.0 million in proceeds on disposal of property, plant and equipment.

During the year ended December 31, 2023, cash used by investing activities was $244.9 million, compared to $97.5 million used by investing activities during the year ended December 31, 2022. Current period investing activities largely relate to $202.8 million for the purchase of property, plant and equipment, and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $10.4 million in proceeds from the disposal of property, plant and equipment and cash settlement of derivative financial instruments of $2.6 million. Prior year investing activities included $111.5 million for the purchase of property, plant, equipment, additions to intangible assets of $3.8 million, and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $3.4 million in proceeds for the disposal of property, plant and equipment.

Financing activities

Cash provided by financing activities during the three months ended December 31, 2023, was $21.9 million, which included $245.0 million in proceeds from long-term debt offset by $204.2 million of long-term debt repayments, $10.4 million of contingent consideration payments, $5.8 million in financing costs, and $2.7 million in dividends paid. Cash used by financing activities for the three months ended December 31, 2022, was $14.5 million, which included $12.3 million of long-term debt repayments and $2.1 million in dividends paid.

For the year ended December 31, 2023, cash used by financing activities was $7.7 million, which included $340.0 million of proceeds of long-term debt offset by $315.6 million of long-term debt repayments, $10.4 million of contingent consideration payments, $5.8 million in financing costs, $6.0 million of treasury share purchases, and $10.0 million in dividends paid. Cash used by financing activities during the year ended December 31, 2022, was $19.5 million, driven by proceeds of long-term debt of $83.4 million offset by $58.6 million of long-term debt repayments, $2.0 million of treasury share purchases, $7.8 million in dividends paid and $34.1 million in purchases under the share purchase program.

Free cash flow

Free cash flow is a non-GAAP measure (see “Explanatory Notes – Non-GAAP Financial Measures” in this MD&A). Below is our reconciliation from the consolidated statement of cash flows (“Cash provided by operating activities” and “Cash used in investing activities”) to our definition of free cash flow.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2023	2022	2023	2022

Consolidated Statements of Cash Flows

Cash provided by operating activities	$160,870	$78,099	$270,391	$169,201

Cash used in investing activities	(137,756)	(17,524)	(244,879)	(97,469)

Effect of exchange rate on changes in cash	3,167	(94)	1,705	304

Add back of growth and non-cash items included in the above figures:

Acquisition of MacKellar(i)	51,671	—	51,671	—

Acquisition costs	5,934	—	7,095	—

Growth capital additions(ii)	35,941	—	40,416	—

Acquisition of ML Northern(iii)	—	7,207	—	7,207

Non-cash changes in fair value of contingent consideration	(8,268)	—	(8,268)	—

Capital additions financed by leases(ii)	(931)	(236)	(28,159)	(8,931)

Free cash flow(i)	$110,628	$67,452	$89,972	$70,312

(i)Acquisition of Mackellar is the purchase price less cash acquired.

(ii)See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	29

(iii)Acquisition of ML Northern is the purchase price less debt assumed and cash acquired. For the determination of free cash flow, the figure includes deferred consideration of $5,002.

Free cash flow of $90.0 million is the culmination of adjusted EBITDA of $297.0 million, mentioned above, less sustaining capital additions of $168.6 million, cash interest paid during the year of $33.5 million and current income taxes of $6.8 million. Sustaining capital additions during the year were comprised exclusively to routine maintenance spending on and replenishment of heavy equipment and, as a percentage of reported revenue, increased from 14.7% in 2022 to 17.6% in 2023 due to component quality issues experienced in the first half of the year. Albeit seasonal in nature, the percentage in the fourth quarter was 12.5% with a full quarter contribution from MacKellar and the ramp-up of the active winter program in Canada. Included in free cash flow are the capital, interest and tax costs required of and incurred by our joint ventures of which our share totaled $18.4 million during the year.

The remaining differences in free cash flow generation are related to timing impacts. Changes in routine working capital balances had a positive impact on cash generated in 2023, primarily from working capital management at MacKellar in the fourth quarter. In addition, temporary constraints on free cash flow in the year included i) capital work in process and capital inventory investments as we build our maintenance and component rebuild capabilities and ii) growth in our joint ventures which require cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this latter timing impact, our equity in joint ventures grew by $5.8 million during the year which should translate into future cash distributions over time. Excluding debt funding required for MacKellar’s upfront acquisition costs and growth capital, free cash flow generation was primarily directed to debt reduction ($65.9 million) with secondary uses being dividends and trust purchases ($16.0 million) and growth capital in Canada ($5.5 million).

Free cash flow for the year ended December 31, 2022, was $70.3 million. Key routine drivers of free cash flow were adjusted EBITDA of $245.4 million, less sustaining capital additions of $113.1 million, cash interest paid of $24.1 million and current income taxes of $1.6 million. The remaining differences relates to the timing impacts of working capital accounts and cash held by and the spending required within our joint ventures.

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2023, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2023, and may differ from actual results.

	Payments due by fiscal year

(dollars in thousands)	Total	2024	2025	2026	2027	2028 and thereafter

Credit Facility	$390,025	$26,364	$26,292	$337,369	$—	$—

Convertible debentures(iii)	154,411	6,861	6,861	59,789	4,111	76,789

Equipment financing	244,625	92,318	70,108	42,397	29,830	9,972

Obligation related to MacKellar acquisition	169,893	38,905	41,869	54,248	34,871	—

Mortgage	41,022	1,783	1,783	1,783	1,783	33,890

Operating leases(i)	16,352	2,307	1,727	1,579	1,381	9,358

Non-lease components of building lease commitments(ii)	73	230	7	7	6	(177)

Supplier contracts	7,886	7,886	—	—	—	—

Total contractual obligations	$1,024,287	$176,654	$148,647	$497,172	$71,982	$129,832

(i)Operating leases are net of receivables on subleases of $666 (2024 – $666).

(ii)Non-lease components of lease commitments are net of receivables on subleases of $36 (2024 – $36). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

(iii)If not converted earlier.

Our total contractual obligations of $1,024.3 million as at December 31, 2023, have increased from $537.5 million as at December 31, 2022, primarily related to an increase of $173.9 million related to our Credit Facility and an increase to equipment financing of $155.0 million, offset by a decrease in convertible debentures of $6.9 million and a decrease in supplier contracts of $5.4 million. For a discussion on our Credit Facility see “Credit Facility” below and for a more detailed discussion of our convertible debentures, see “Capital Structure and Securities” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

30	NORTH AMERICAN CONSTRUCTION GROUP

Credit Facility

On October 3, 2023, we entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a banking syndicate. On October 26, 2023, we exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $478.0 million (up from $300.0 million) of lending capacity using the exchange rate in effect as at December 31, 2023. The Credit Facility permits finance lease obligations to a limit of $350.0 million (up from $175.0 million) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million includes guarantees provided by us to certain joint ventures.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.

•	The first covenant is the Total Debt to Bank EBITDA Ratio.

¡

“Total Debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures.

¡

“Bank EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.

¡	The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.

•

The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less maintenance capital expenditures, cash distributions (dividends, share buybacks, etc.), and cash taxes compared to Fixed Charges.

¡	“Fixed Charges” is defined as cash interest and all scheduled principal debt repayments.

¡	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.

As at December 31, 2023, we were in compliance with our financial covenants. The Total Debt to Bank EBITDA Ratio was 1.83:1, in compliance with the maximum of 3.5:1. The Fixed Charge Coverage Ratio was 1.30:1, in compliance with the minimum of 1.1:1.

Borrowing activity under our Credit Facility

As at December 31, 2023, there was $317.5 million borrowed against our Credit Facility along with $31.3 million in issued letters of credit under our Credit Facility (December 31, 2022—$180.0 million and $32.0 million, respectively) and the unused borrowing availability was $129.3 million (December 31, 2022—$88.0 million).

Guarantees

We act as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility allows MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP’s equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2023, we have provided guarantees on this facility of $74.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.

Outstanding share data

Common shares

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold

MANAGEMENT’S DISCUSSION AND ANALYSIS	31

voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at March 8, 2024, there were 27,827,282 total voting common shares outstanding, which included 1,094,163 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,090,187 common shares classified as treasury shares at December 31, 2023). We had no non-voting common shares outstanding on any of the foregoing dates.

Convertible debentures

	March 8, 2024	December 31, 2023	December 31, 2022

5.50% convertible debentures	$74,750	$74,750	$74,750

5.00% convertible debentures	55,000	55,000	55,000

	$129,750	$129,750	$129,750

The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Debt issuance costs

5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531

5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	$2,691

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.

The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.

Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.

Share purchase program

On April 11, 2022, we commenced a normal course issuer bid (“NCIB”) under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, we purchased and subsequently cancelled 2,113,054 shares at an average price of $15.45 per share under this NCIB, which resulted in a decrease to common shares of $16.8 million and a decrease to additional paid-in capital of $15.8 million.

During the year ended December 31, 2022, we purchased and subsequently cancelled 82,592 shares at an average price of $17.92 under another NCIB which commenced on April 9, 2021, which resulted in a decrease to common shares of $0.7 million and a decrease to additional paid-in capital of $0.8 million. This latter NCIB terminated April 8, 2022. On a combined basis, a total of 119,592 shares were purchased and cancelled under this NCIB.

32	NORTH AMERICAN CONSTRUCTION GROUP

Swap Agreement

On October 5, 2022, we entered into a swap agreement on our common shares with a financial institution for investment purposes. As at December 31, 2023, we recognized a realized gain of $6,612 (December 31, 2022 – $nil) and an unrealized gain of $229 (December 31, 2022 – $778) on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94. The fair value of the shares as at December 31, 2023, was $27.65. The fair value of this swap is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. Subsequent to year-end, this swap agreement was completed on January 3, 2024.

Backlog

The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2023, and December 31, 2022:

(dollars in thousands)	December 31, 2023	December 31, 2022

Performance obligations per financial statements	$22,797	$52,526

Add: undefined committed volumes	2,171,718	516,311

Backlog(i)	$2,194,515	$568,837

Equity method investment backlog(i)	536,623	717,849

Combined backlog(i)	$2,731,138	$1,286,686

(i)See “Non-GAAP Financial Measures”.

Backlog increased by $1,625.7 million while combined backlog increased by $1,444.5 million on a net basis, during the year ended December 31, 2023, as a result of the acquisition of MacKellar.

Revenue generated from backlog during the year ended December 31, 2023, was $690.4 million and we estimate that $631.3 million of our backlog reported above will be performed over 2024. For the year ended December 31, 2022, revenue generated from backlog was $433.6 million.

Related parties

Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2023	December 31, 2022

Accounts receivable	$41,157	$65,294

Other assets	350	2,444

Contract assets	12,019	—

Accounts payable and accrued liabilities	15,087	13,773

We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2023, and 2022, revenue earned from these services was $773.5 million and $666.1 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS	33

OUTLOOK

Our strategic focus areas in 2024 are:

•	Safety – now on a global basis, maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field;

•	Execution – enhance equipment availability in Canada and Australia through in-house fleet maintenance, reliability programs, technical improvements and management systems;

•	Operational excellence – with a specific focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution;

•	Integration – implement ERP and best practices at MacKellar, including identification of opportunities to better utilize our capital and equipment in Australia;

•	Diversification – pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and

•	Sustainability – further develop and deliver into our environmental, social and governance targets as disclosed and committed to in our annual reporting.

The following table provides projected key measures for 2024 and actual results of 2023 and 2022. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2022 Actual	2023 Actual	2024 Outlook

Combined revenue	$1.1B	$1.3B	$1.5 – $1.7B

Adjusted EBITDA(i)	$245M	$297M	$430 – $470M

Sustaining capital(i)	$113M	$169M	$170 – $190M

Adjusted EPS(i)	$2.41	$2.83	$4.25 – $4.75

Free cash flow(i)	$70M	$90M	$160 – $185M

Capital allocation

Growth spending	$13M	$40M	$55 – $70M

Net debt leverage(i)	1.5x	1.7x	Targeting 1.5x

(i)See “Non-GAAP Financial Measures”.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES

Critical accounting estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates and judgments made by us include:

•

the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

34	NORTH AMERICAN CONSTRUCTION GROUP

•	assumptions used in measuring the fair value of contingent consideration;

•	assumptions used in impairment testing; and

•

estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our consolidated financial statements for the year ended December 31, 2023, and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Change in significant accounting policy – Basis of presentation

During the first quarter of 2023, we updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with our lease policy. Financing obligations arise when we finance owned equipment. There has been no change in our accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.

Recent accounting pronouncements not yet adopted

Joint venture formations

In August 2023, the FASB issued ASU 2023-05, Business Combinations—Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	35

Segment reporting

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for the fiscal year beginning January 1, 2024. We are assessing the impact the adoption of this standard will have on its consolidated financial statements.

Income taxes

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard will have on its consolidated financial statements.

Financial instruments

For a complete discussion of our use of financial instruments, see note 15 of our consolidated financial statements for the year ended December 31, 2023.

Financial measures

Non-GAAP financial measures

We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.

“Adjusted EBIT” is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

“Adjusted EPS” is defined as adjusted net earnings, divided by the weighted-average number of common shares.

“Adjusted net earnings” is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.

As adjusted EBIT, adjusted EBITDA, adjusted EPS, and adjusted net earnings are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

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“Backlog” is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the “transaction price allocated to the remaining performance obligations”, defined under US GAAP and reported in “Note 5—Revenue” in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.

“Capital additions” is defined as capital expenditures, net and lease additions.

“Capital expenditures, net” is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.

“Capital inventory” is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.

“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.

“Cash liquidity” is defined as cash plus available and unused Credit Facility less outstanding letters of credit.

“Cash provided by operating activities prior to change in working capital” is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

“Cash related interest expense” is defined as total interest expense less amortization of deferred financing costs.

“Combined backlog” is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.

“Combined gross profit” is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.

“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.

“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.

“Equity method investment backlog” is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.

“Free cash flow” is defined as cash from operations less cash used in investing activities including finance lease additions, non-cash changes in the fair value of contingent consideration, and the effect of exchange rates on the changes in cash but excluding cash used for growth capital and acquisitions. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

“General and administrative expenses (excluding stock-based compensation)” is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.

“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.

“Invested capital” is defined as total shareholders’ equity plus net debt.

“Net debt” is defined as total debt plus convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS	37

“Share of affiliate and joint venture capital additions” is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method

“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.

“Total capital liquidity” is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.

“Total combined revenue” is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ revenue on our adjusted EBITDA margin.

“Total debt” is defined by the Credit Facility agreement as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.

Non-GAAP ratios

“Margin” is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.

“Combined gross profit margin” is defined as combined gross profit divided by total combined revenue.

“Adjusted EBITDA Margin” is defined as adjusted EBITDA divided by total combined revenue.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

Supplementary Financial Measures

“Gross profit margin” represents gross profit as a percentage of revenue.

“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, such disclosure controls and procedures were effective.

38	NORTH AMERICAN CONSTRUCTION GROUP

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2023, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management’s assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of MacKellar, which is included in our 2023 consolidated financial statements and represented approximately 37% of total assets, 13% of revenues and 22% net income, respectively for the year ended December 31, 2023. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. KPMG LLP’s audit of internal control over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of MacKellar.

FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “possible”, “predict”, “project”, “will” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	our expectation that equity growth in joint ventures will translate into cash distributions over time;

•	our belief that there is minimal risk in the collection of past due trade receivables;

•

our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2024 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;

•	calculations of future interest payments that depend on variable rates;

MANAGEMENT’S DISCUSSION AND ANALYSIS	39

•	statements regarding backlog, including our expectation that $631.3 million of our backlog will be performed over 2024; and

•

all financial guidance provided in the “Outlook” section of this MD&A, including projections related to revenue, Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, growth spending and net debt leverage.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” and “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	oil and coal prices remaining stable and not dropping significantly in 2024;

•	worldwide demand for metallurgical coal remaining stable;

•	oil sands production continuing to be resilient to drops in oil prices due to our customer’s desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;

•

continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	our ability to maintain our expenses at current levels in proportion to our revenue;

•	work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;

•	our customers’ continued willingness and ability to meet their contractual obligations to us;

•	our customers’ continued economic viability, including their ability to pay us in a timely fashion;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•

our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our continued ability to access sufficient funds to meet our funding requirements;

40	NORTH AMERICAN CONSTRUCTION GROUP

•

our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continuing to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk factors

The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

•

Customer Insourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•

Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•

Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 79% and 90% of our total combined revenue for the years ended December 31, 2023, and 2022, respectively.

•

Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless,

MANAGEMENT’S DISCUSSION AND ANALYSIS	41

each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.

•

Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $8.0 million relating to disputed claims or unapproved change orders.

•

Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third- parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.

•

Unit-price Contracts. Approximately 40%, 32% and 41% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

•	site conditions differing from those assumed in the original bid;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavorable weather conditions hindering productivity;

•	equipment availability and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.

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Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•

Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

•

Interest Rates. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, according, adversely affect our profitability at a level that depends on our total outstanding debt.

•

Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.

•

Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. The acquisition of the MacKellar Group has increased this risk factor as we design, integrate, assimilate and implement various internal controls over financial reporting in 2024. See the section entitled “Internal Systems and Processes” in our MD&A for further details.

•

Cash flow, Liquidity and Debt. As of December 31, 2023, we had $696.1 million of total debt and convertible debentures outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

•	limit our ability to post surety bonds required by some of our customers;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•

increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS	43

•

Foreign Exchange. With the revenues and costs of our Australia operations being almost entirely in Australian dollars, we are exposed to currency fluctuations between the Australian dollar and the Canadian dollar. While those exchange rates have historically remained relatively stable, there is no assurance that will continue. To a lesser degree we are also exposed to U.S. dollar exchange rates from our operations in the United States as well as when we purchase equipment and spare parts or incur certain general and administrative expenses from U.S. suppliers. These latter exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past.

•

Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•

Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. There can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•

Heavy Equipment Demand. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This can involve reallocation of equipment to better match fleet requirements of particular sites, but also can involve both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

•

Labour Disputes. The majority of our workforce resides in Canada and Australia. In Canada, the bulk of our hourly employees are subject to collective bargaining agreements. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition, and results of operations. To minimize this risk, NACG has a no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need. In Australia, our hourly work force is regulated by the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees. Our Company is legally required to adhere to the terms of the relevant modern award that applies to the industry we work in. Failure to comply with the provisions of a modern award can result in penalties and legal action. The modern awards agreement minimizes the risk of any labour disputes or unrest.

•

Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

•

Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we

44	NORTH AMERICAN CONSTRUCTION GROUP

incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer’s required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•

Inflation. The costs of performing work for our customers has recently been subject to inflationary pressures that are unusually high from an historical perspective, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short-term. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.

•

Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.

•

Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work due to restricted site access or inefficiency of operations due to weather-related ground conditions, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Our Australian operations are particularly susceptible to heavy rainfall and flooding from November through to the end of February. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.

•

Equipment Buy-Out Provisions. Certain of our contracts in Australia provide the client with the option to buy out our owned equipment at predetermined values. While the buy-outs generally provide pricing at market values, they do introduce a longer-term risk of reduced revenue generation should they be executed.

•

Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

•

Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate

MANAGEMENT’S DISCUSSION AND ANALYSIS	45

change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.

•

Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.

•

Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.

ADDITIONAL INFORMATION

Corporate head office is located at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

46	NORTH AMERICAN CONSTRUCTION GROUP

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Construction Group Ltd.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2023. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of MacKellar, which is included in the 2023 consolidated financial statements and represented approximately 37% of total assets, 13% of revenues and 22% of net income, respectively for the year ended December 31, 2023. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2023, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. KPMG LLP’s audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of MacKellar.

Joseph Lambert	Jason Veenstra
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
March 14, 2024	March 14, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS	47

KPMG LLP 2200, 10175 - 101 Street Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited North American Construction Group Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired the MacKellar Group (“MacKellar”) during 2023, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, MacKellar’s internal control over financial reporting associated with approximately 37% of total assets, 13% of revenues, and 22% of net income included in the consolidated financial statements of the Company as of and for the year ended December 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of MacKellar.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

48	NORTH AMERICAN CONSTRUCTION GROUP

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Edmonton, Canada

March 13, 2024

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

MANAGEMENT’S DISCUSSION AND ANALYSIS	49

KPMG LLP 2200, 10175 - 101 Street Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

50	NORTH AMERICAN CONSTRUCTION GROUP

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Variable consideration from unapproved contract modifications related to construction services

As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenue from contracts with customers related to construction services. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, material and work schedules. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations. If an unapproved contract modification exists, the associated revenue is treated as variable consideration, subject to a constraint. Management estimates this variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. The Company recognized revenue of $8.0 million and equity earnings in affiliates and joint ventures of $8.7 million from variable consideration related to unapproved contract modifications for the year ended December 31, 2023.

We identified the evaluation of the estimate of variable consideration from unapproved contract modifications as a critical audit matter. The evaluation of the estimate of variable consideration from unapproved contract modifications involved a high degree of complex and subjective auditor judgment as the estimate of variable consideration from unapproved contract modifications is dependent on a number of factors, including the legal enforceability of the contract modification and the amount expected to be recovered. Changes in these factors and assumptions could have a material effect on the amount of variable consideration recognized.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of internal controls related to the process to estimate the variable consideration from unapproved contract modifications. We evaluated the Company’s ability to estimate variable consideration from unapproved contract modifications by comparing historical estimates to actual results. For a selection of contracts identified with variable consideration from unapproved contract modifications, we performed the following:

•	obtained a legal evaluation of the contractual provisions from internal counsel;

•	inspected available correspondence with the customer

•	inspected the relevant provisions within the executed contract with the customer to evaluate consistency with the Company’s estimate of variable consideration; and

•

conducted interviews with relevant project personnel and executive management to gain an understanding of the status of project activities, negotiations with the customer, and expectations of amounts to be recovered

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

MANAGEMENT’S DISCUSSION AND ANALYSIS	51

Fair value measurement of property, plant and equipment acquired in business combination

As discussed in note 21 to the consolidated financial statements, the Company acquired the MacKellar Group (MacKellar) in a business combination that was completed on October 1, 2023 (the acquisition date). The Company acquired property, plant and equipment (PP&E) with an acquisition-date fair value of $394 million. The determination of the acquisition-date fair value of PP&E requires the Company to make significant estimates and assumptions, including the identification of market prices for comparable assets. The Company engaged an independent valuation specialist to estimate the fair value of PP&E as of the acquisition date.

We identified the evaluation of the acquisition-date fair value of PP&E recognized as part of the MacKellar business combination as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in evaluating certain inputs into the preliminary fair value determinations, including the identification of market prices for comparable assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls related to the Company’s acquisition-date valuation process, including controls related to the determination of the fair value of PP&E and the identification of market prices for comparable assets. We evaluated the competence, capabilities, and objectivity of the independent valuation specialist engaged by the Company who assisted in the determination of the acquisition-date fair value of PP&E. We also involved valuation professionals with specialized skills and knowledge to assist in:

•	evaluating the valuation methods used to estimate the acquisition-date fair value of PP&E; and

•	evaluating the Company’s identification of market prices of comparable assets by performing independent market research to assess the market prices.

Fair value measurement of contingent consideration related to the earn-out amount in business combination

As discussed in note 21 to the consolidated financial statements, the Company acquired MacKellar in a business combination that was completed on October 1, 2023 (the acquisition date). The purchase consideration for this business combination consisted of various components and includes an earn-out amount payable over the next four years. As of the acquisition date, the Company recognized a contingent consideration liability with a fair value of $79.8 million related to the earn-out amount. The determination of the acquisition-date fair value of contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate. The Company engaged an independent valuation specialist to estimate the fair value of contingent consideration related to the earn-out amount as of the acquisition date.

We identified the evaluation of the acquisition-date fair value of contingent consideration related to the earn-out amount recognized as part of the MacKellar business combination as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in evaluating certain inputs into the preliminary fair value determination, including estimating the future forecasted net income of MacKellar and the determination of the discount rate.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

52	NORTH AMERICAN CONSTRUCTION GROUP

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls related to the Company’s acquisition-date valuation process, including controls related to the determination of the acquisition-date fair value of contingent consideration related to the earn-out amount, the estimation of future forecasted net income of MacKellar, and the determination of the discount rate. We evaluated the competence, capabilities, and objectivity of the independent valuation specialist engaged by the Company who assisted in the determination of the acquisition-date fair value of contingent consideration related to the earn-out amount. We evaluated the estimated future forecasted net income of MacKellar used in the determination of the acquisition-date fair value of contingent consideration related to the earn-out amount by:

•	comparing it to MacKellar’s actual historical results; and

•	assessing the Company’s ability to accurately estimate MacKellar’s forecasted net income by comparing the forecasted amounts to MacKellar’s actual results subsequent to the acquisition date.

In addition, we involved valuation professionals with specialized skills and knowledge to assist in:

•	evaluating the valuation method used to estimate the acquisition-date fair value of contingent consideration related to the earn-out amount; and

•	evaluating the discount rate used by comparing the inputs used by the Company to determine the discount rate to publicly available market data for comparable entities.

We have served as the Company’s auditor since 1988.

Chartered Professional Accountants

Edmonton, Canada

March 13, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS	53

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	Note	2023	2022

Assets

Current assets

Cash		$88,614	$69,144

Accounts receivable	4,9	97,855	83,811

Contract assets	5(b)	35,027	15,802

Inventories	6	64,962	49,898

Prepaid expenses and deposits		7,402	10,587

Assets held for sale		1,340	1,117

		295,200	230,359

Property, plant and equipment	7	1,142,946	645,810

Operating lease right-of-use assets	8	12,782	14,739

Intangible assets		6,971	6,773

Investments in affiliates and joint ventures	9	81,435	75,637

Other assets	10,15(b)	7,144	5,808

Deferred tax assets	11	—	387

Total assets		$1,546,478	$979,513

Liabilities and shareholders’ equity

Current liabilities

Accounts payable		$146,190	$102,549

Accrued liabilities	12	94,726	43,784

Contract liabilities	5(b)	59	1,411

Current portion of long-term debt	2(a),13	81,306	42,089

Current portion of operating lease liabilities	8	1,742	2,470

		324,023	192,303

Long-term debt	2(a),13	611,313	378,452

Operating lease liabilities	8	11,307	12,376

Other long-term obligations	5(b),14	134,357	18,576

Deferred tax liabilities	11	108,824	71,887

		1,189,824	673,594

Shareholders’ equity

Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2023 – 27,827,282 (December 31, 2022 – 27,827,282))	16(a)	229,455	229,455

Treasury shares (December 31, 2023 – 1,090,187 (December 31, 2022 – 1,406,461))	16(a)	(16,165)	(16,438)

Additional paid-in capital		20,739	22,095

Retained earnings		123,032	70,501

Accumulated other comprehensive (loss) income		(407)	306

Shareholders’ equity		356,654	305,919

Total liabilities and shareholders’ equity		$1,546,478	$979,513

Contingencies	24

Approved on behalf of the Board

/s/ Joseph Lambert Joseph Lambert, President and Chief Executive Officer	/s/ Bryan D. Pinney Bryan D. Pinney, Audit Chair and Lead Director

See accompanying notes to consolidated financial statements.

54	NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Statements of Operations and

Comprehensive Income

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2023	2022

Revenue	5	$957,220	$769,539

Cost of sales	18	671,684	548,723

Depreciation		131,319	119,268

Gross profit		154,217	101,548

General and administrative expenses	20,21	56,844	29,855

Loss on disposal of property, plant and equipment		1,659	536

Operating income		95,714	71,157

Equity earnings in affiliates and joint ventures	9	(25,815)	(37,053)

Interest expense, net	19	36,948	24,543

Change in fair value of contingent consideration	15(a)	4,681	—

Gain on derivative financial instruments	15(b)	(6,063)	(778)

Income before income taxes		85,963	84,445

Current income tax expense	11	6,841	1,627

Deferred income tax expense	11	15,981	15,446

Net income		63,141	67,372

Other comprehensive income

Unrealized foreign currency translation loss (gain)		713	(304)

Comprehensive income		$62,428	$67,676

Per share information

Basic net income per share	16(b)	$2.38	$2.46

Diluted net income per share	16(b)	$2.09	$2.15

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	55

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total

Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463

Net income	—	—	—	67,372	—	67,372

Unrealized foreign currency translation gain	—	—	—	—	304	304

Dividends ($0.32 per share)	—	—	—	(8,734)	—	(8,734)

Share purchase program	(17,489)	—	(16,643)	—	—	(34,132)

Purchase of treasury shares	—	(2,030)	—	—	—	(2,030)

Stock-based compensation	—	3,394	1,282	—	—	4,676

Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919

Net income	—	—	—	63,141	—	63,141

Unrealized foreign currency translation loss	—	—	—	—	(713)	(713)

Dividends ($0.40 per share)	—	—	—	(10,610)	—	(10,610)

Purchase of treasury shares	—	(5,991)	—	—	—	(5,991)

Stock-based compensation	—	6,264	(1,356)	—	—	4,908

Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,032	$(407)	$356,654

See accompanying notes to consolidated financial statements.

56	NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	Note	2023	2022

Cash provided by

Operating activities:

Net income		$63,141	$67,372

Adjustments to reconcile net income to cash from operating activities:

Depreciation		131,319	119,268

Amortization of deferred financing costs	19	1,635	1,076

Loss on disposal of property, plant and equipment		1,659	536

Gain on derivative financial instruments	15(b)	(6,063)	(778)

Stock-based compensation expense	20	15,828	4,780

Cash settlement of deferred share unit plan	20(c)	(7,817)	—

Equity earnings in affiliates and joint ventures	9	(25,815)	(37,053)

Dividends and advances received from affiliates and joint ventures	9	19,330	12,760

Deferred income tax expense	11	15,981	15,446

Non-cash changes in fair value of contingent consideration	15(a)	8,268	—

Other adjustments to cash from operating activities		1,875	(896)

Net changes in non-cash working capital	22(b)	51,050	(13,310)

		270,391	169,201

Investing activities:

Acquisition of MacKellar, net of cash acquired	21(a)	(51,671)	—

Acquisition of ML Northern Services Limited, net of cash acquired	21(b)	—	(2,205)

Purchase of property, plant and equipment		(202,809)	(111,499)

Additions to intangible assets		(683)	(3,765)

Proceeds on disposal of property, plant and equipment		10,419	3,400

Net payment on the wind up of affiliates and joint ventures	9	(387)	—

Net (advances) collections of loans with affiliates and joint ventures		(2,345)	16,600

Cash settlement of derivative financial instruments		2,597	—

		(244,879)	(97,469)

Financing activities:

Proceeds from long-term debt	13	340,027	83,400

Repayment of long-term debt	13	(315,598)	(58,640)

Financing costs	13(a)	(5,782)	(318)

Dividends paid	16(d)	(10,034)	(7,773)

Payments of contingent consideration	15(a)	(10,369)	—

Share purchase program	16(c)	—	(34,132)

Purchase of treasury shares	16(a)	(5,991)	(2,030)

		(7,747)	(19,493)

Increase in cash		17,765	52,239

Effect of exchange rate on changes in cash		1,705	304

Cash, beginning of year		69,144	16,601

Cash, end of year		$88,614	$69,144

Supplemental cash flow information (note 22(a))

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	57

Notes to Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Construction Group Ltd. (“NACG” or the “Company”), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.

The Company consolidates variable interest entities (“VIE”) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying Consolidated Balance Sheets.

During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company’s lease policy. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

•

the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

•	assumptions used in measuring the fair value of contingent consideration;

•	assumptions used in impairment testing; and

•

estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

58	NORTH AMERICAN CONSTRUCTION GROUP

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company’s revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.

Construction services are related to mine development or expansion projects and are generally funded from customers’ capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from our equipment maintenance and rebuild activities, along with our mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.

The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the

CONSOLIDATED FINANCIAL STATEMENTS	59

Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company’s contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.

The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.

The Company’s performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).

The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.

60	NORTH AMERICAN CONSTRUCTION GROUP

Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is not approved by the customer, the associated revenue is treated as variable consideration, subject to constraint. Management estimates variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and contract assets

Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to cost of sales in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company’s financial assets are major oil and coal producers with a long history of no credit losses.

CONSOLIDATED FINANCIAL STATEMENTS	61

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 15(f).

g) Contract costs

The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.

h) Remaining performance obligations

Remaining performance obligations represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company’s long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 5(d)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.

i) Contract liabilities

Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) consists of upfront payments for long-term contracts to assist with operations scaling.

j) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.

k) Property, plant and equipment

Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is available for and in use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Units of production	5,000 – 120,000 hours
Major component parts in use	Units of production	2,500 – 70,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 – 10 years
Furnishings, fixtures and facilities	Straight-line	10 – 30 years
Buildings	Straight-line	10 – 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

62	NORTH AMERICAN CONSTRUCTION GROUP

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

l) Goodwill

Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified. The carrying amount of Goodwill can fluctuate due to changes in foreign exchange rates impacting the balances recorded within entities using a currency other than CAD. Goodwill is recorded within other assets on the Consolidated Balance Sheets.

m) Intangible assets

Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.

Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate

Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2023, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

CONSOLIDATED FINANCIAL STATEMENTS	63

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

p) Foreign currency translation

The functional currency of the Company is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

Accounts of the Company’s Australia-based subsidiaries, which have Australian Dollar functional currency, and US-based subsidiaries, which have US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.

q) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are deemed to have occurred at the date the event or change in circumstance causing the transfer occurred.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

64	NORTH AMERICAN CONSTRUCTION GROUP

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

s) Stock-based compensation

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 20(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit (“PSU”) plan which is described in note 20(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criteria include the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return (“TSR”) as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. The Company settles all PSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 20(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.

CONSOLIDATED FINANCIAL STATEMENTS	65

t) Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 16(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.

u) Leases

For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and long-term debt, respectively.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.

As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company’s incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.

Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.

ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company’s existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.

The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

ROU assets and lease liabilities for all leases that have a lease term of 12 months or less (“short-term leases”) are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

66	NORTH AMERICAN CONSTRUCTION GROUP

For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.

If any of the following criteria are met, the Company classifies the lease as a sales-type lease:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•

The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

•	It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

w) Investments in affiliates and joint ventures

Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity (“VIE”). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.

CONSOLIDATED FINANCIAL STATEMENTS	67

The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.

Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.

The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.

The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through revenue and cost of sales.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within “equity earnings in affiliates and joint ventures” in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.

x) Derivative instruments

The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.

y) Business combinations

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. The current portion of the consideration payable is recorded in accrued liabilities and long-term portion is recorded in other long-term obligations on the Consolidated Balance Sheets, with any subsequent changes to fair value recorded in general and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs of $7,095 in 2023 were expensed when incurred in general and administrative charges.

3. Recent accounting pronouncements not yet adopted

a) Joint venture formations

In August 2023, the FASB issued ASU 2023-05, Business Combinations – Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

68	NORTH AMERICAN CONSTRUCTION GROUP

b) Segment reporting

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for the fiscal year beginning January 1, 2024. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

c) Income taxes

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

4. Accounts receivable

	Note	December 31, 2023	December 31, 2022

Trade	9	$65,386	$39,625

Holdbacks		363	372

Accrued trade receivables		16,556	33,207

Contract receivables		$82,305	$73,204

Other		15,550	10,607

		$97,855	$83,811

5. Revenue

a) Disaggregation of revenue

Year ended December 31,	2023	2022

Revenue by source

Operations support services	$886,963	$688,734

Equipment and component sales	57,822	48,728

Construction services	12,435	32,077

	$957,220	$769,539

By commercial terms

Time-and-materials	$575,608	$523,468

Unit-price	363,979	234,047

Lump-sum	17,633	12,024

	$957,220	$769,539

Revenue recognition method

As-invoiced	$600,744	$522,415

Cost-to-cost percent complete	298,654	198,396

Point-in-time	57,822	48,728

	$957,220	$769,539

b) Contract balances

	Note	December 31, 2023	December 31, 2022

Contract assets		$35,027	$15,802

Contract liabilities		59	1,411

Long-term contract liabilities	14	16,114	—

CONSOLIDATED FINANCIAL STATEMENTS	69

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications. Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) includes upfront payments for long-term contracts to assist with operations scaling. The Company recognized revenue of $1,411 in 2023 that was included in the contract liability balance as of December 31, 2022 ($3,349 in 2022 that was included in the contract balance as of December 31, 2021).

c) Performance obligations

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2023	2022

Revenue recognized (derecognized)	$2,598	$(1,201)

These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.

d) Transaction price allocated to the remaining performance obligations

The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period is $22,797, all of which is expected to be recognized in 2024. Included is all expected consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

e) Unapproved contract modifications

The Company recognized revenue from variable consideration related to unapproved contract modifications for the year ended December 31, 2023, of $8,032 (year ended December 31, 2022 – $nil). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at December 31, 2023, of $9,482 (December 31, 2022 – $1,487).

6. Inventories

	December 31, 2023	December 31, 2022

Repair parts	$41,358	$26,036

Tires and track frames	6,478	3,372

Fuel and lubricants	1,941	2,237

Parts and supplies	49,777	31,645

Parts, supplies and components for equipment rebuilds	13,898	14,899

Customer rebuild work in process	1,287	3,354

	$64,962	$49,898

70	NORTH AMERICAN CONSTRUCTION GROUP

7. Property, plant and equipment

December 31, 2023	Cost	Accumulated Depreciation	Net Book Value

Owned assets

Heavy equipment	$503,359	$133,448	$369,911

Major component parts in use	747,036	207,969	539,067

Other equipment	49,207	33,952	15,255

Licensed motor vehicles	20,051	7,207	12,844

Office and computer equipment	10,133	6,336	3,797

Buildings	45,681	5,231	40,450

Capital inventory and capital work in progress	84,555	—	84,555

Land	10,472	—	10,472

	1,470,494	394,143	1,076,351

Assets under finance lease

Heavy equipment	64,691	19,435	45,256

Major component parts in use	28,514	9,580	18,934

Other equipment	37	12	25

Licensed motor vehicles	2,555	175	2,380

	95,797	29,202	66,595

Total property, plant and equipment	$1,566,291	$423,345	$1,142,946

December 31, 2022	Cost	Accumulated Depreciation	Net Book Value

Owned assets

Heavy equipment	$368,318	$123,695	$244,623

Major component parts in use	388,169	163,124	225,045

Other equipment	40,752	30,769	9,983

Licensed motor vehicles	12,109	6,800	5,309

Office and computer equipment	7,510	5,669	1,841

Buildings	29,725	4,489	25,236

Capital inventory and capital work in progress	46,050	—	46,050

Land	10,472	—	10,472

	903,105	334,546	568,559

Assets under finance lease

Heavy equipment	75,750	28,265	47,485

Major component parts in use	40,406	22,264	18,142

Other equipment	4,238	1,814	2,424

Licensed motor vehicles	9,669	469	9,200

	130,063	52,812	77,251

Total property, plant and equipment	$1,033,168	$387,358	$645,810

8. Finance and operating leases

As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

CONSOLIDATED FINANCIAL STATEMENTS	71

a) Minimum lease payments and receipts

The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2023, for the periods shown are as follows:

	Payments		Receipts

For the year ending December 31,	Finance Leases	Operating Leases	Operating leases

2024	$25,697	$2,307	$683

2025	14,307	1,727	—

2026	9,721	1,579	—

2027	6,094	1,381	—

2028 and thereafter	2,081	9,358	—

Total minimum lease payments	$57,900	$16,352	$683

Less: amount representing interest	(5,049)	(3,303)

Carrying amount of minimum lease payments	$52,851	$13,049
Less: current portion	(23,691)	(1,742)

Long term	$29,160	$11,307

b) Lease expenses and income

Year ended December 31,	2023	2022

Short-term lease expense	$15,305	$23,003

Operating lease expense	3,007	4,588

Operating lease income	(6,182)	(6,831)

During the year ended December 31, 2023, depreciation of equipment under finance leases was $11,194 (December 31, 2022 – $18,573).

c) Supplemental information

	December 31, 2023	December 31, 2022

Weighted-average remaining lease term (in years):

Finance leases	2.6	1.9

Operating leases	10.3	10.2

Weighted-average discount rate:

Finance leases	5.19%	3.53%

Operating leases	4.59%	4.64%

9. Investments in affiliates and joint ventures

The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest

Nuna Group of Companies (“Nuna”)

Nuna Logistics Ltd.	49%

North American Nuna Joint Venture	50%

Nuna East Ltd.	37%

Nuna Pang Contracting Ltd.	37%

Nuna West Mining Ltd.	49%

Mikisew North American Limited Partnership (“MNALP”)	49%

Fargo joint ventures “Fargo”

ASN Constructors (“ASN”)	30%

Red River Valley Alliance LLC (“RRVA”)	15%

NAYL Realty Inc.	49%

BNA Remanufacturing Limited Partnership	50%

Barrooghumba WPH Pty Ltd.	50%

Ngaliku WPH Pty Ltd.	50%

Dene North Site Services Partnership(i)	49%

(i)As of January 1, 2023, the Dene North Site Services Partnership has been dissolved.

72	NORTH AMERICAN CONSTRUCTION GROUP

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2023	December 31, 2022

Balance, beginning of the year	$75,637	$55,974

Additions arising from the acquisition of MacKellar	85	—

Share of net income	25,815	37,053

Dividends and advances received from affiliates and joint ventures	(21,543)	(12,760)

Intercompany eliminations and other	1,441	(4,630)

Balance, end of the year	$81,435	$75,637

Barrooghumba WPH Pty Ltd. and Ngaliku WPH Pty Ltd. have been added through the acquisition of MacKellar (note 21). Both entities are established joint venture operations of MacKellar, and they continue in their operations following the acquisition.

On January 1, 2023, the Dene North Site Services (“DNSS”) partnership was dissolved and commenced wind up activities. The Company purchased equipment from the partnership for $2,600, offset by the receipt of final cash distributions of $2,213, resulting in a net cash outflow of $387.

a) Affiliate and joint venture condensed financial data

The financial information for the Company’s share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:

Balance Sheets

December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total

Assets

Cash	$9,944	$4,184	$87,418	$222	$101,768

Other current assets	34,937	36,060	4,556	4,593	80,146

Non-current assets	23,884	37,103	172,818	10,434	244,239

Total assets	$68,765	$77,347	$264,792	$15,249	$426,153

Liabilities

Contract liabilities	$7,817	$—	$76,481	$52	$84,350

Other current liabilities (excluding current portion of long-term debt)	5,145	29,216	33,122	1,871	69,354

Long-term debt (including current portion)	9,631	36,596	132,818	6,221	185,266

Non-current liabilities	4,985	—	589	174	5,748

Total liabilities	$27,578	$65,812	$243,010	$8,318	$344,718

Net investments in affiliates and joint ventures	$41,187	$11,535	$21,782	$6,931	$81,435

December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Assets

Cash	$6,559	$1,467	$81,326	$800	$90,152

Other current assets	82,147	39,106	1,776	3,495	126,524

Non-current assets	18,422	29,143	93,007	12,510	153,082

Total assets	$107,128	$69,716	$176,109	$16,805	$369,758

Liabilities

Contract liabilities	$8,788	$—	$66,490	$4	$75,282

Other current liabilities (excluding current portion of long-term debt)	21,858	38,397	11,967	1,415	73,637

Long-term debt (including current portion)	17,900	26,180	89,295	5,906	139,281

Non-current liabilities	4,778	—	612	531	5,921

Total liabilities	$53,324	$64,577	$168,364	$7,856	$294,121

Net investments in affiliates and joint ventures	$53,804	$5,139	$7,745	$8,949	$75,637

CONSOLIDATED FINANCIAL STATEMENTS	73

Included within our portion of Nuna’s December 31, 2023 current assets are contract assets of $8,701 from variable consideration related to unapproved contract modifications (December 31, 2022 – $1,391).

Statements of Operations

Year ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$165,741	$395,040	$117,543	$7,975	$686,299

Gross profit	9,622	13,954	25,353	709	49,638

Income (loss) before taxes	1,246	10,869	15,344	(639)	26,820

Net income (loss)	$1,098	$10,869	$14,522	$(674)	$25,815

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$213,745	$330,259	$40,598	$11,431	$596,033

Gross profit	30,667	10,216	6,575	2,123	49,581

Income before taxes	21,741	8,825	7,049	1,881	39,496

Net income	$19,298	$8,825	$7,049	$1,881	$37,053

b) Related parties

The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2023	December 31, 2022

Accounts receivable	$41,157	$65,294

Contract assets	12,019	—

Other assets	350	2,444

Accounts payable and accrued liabilities	15,087	13,773

The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2023 and 2022, revenue earned from these services was $773,512 and $666,069, respectively. The majority of services are completed through the Mikisew North American Limited Partnership (“MNALP”) which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At December 31, 2023, MNALP had recorded accounts receivable of $61,111 on its balance sheet (December 31, 2022 – $66,680).

10. Other assets

	Note	December 31, 2023	December 31, 2022

Deferred financing costs		$5,891	$887

Goodwill		526	543

Loans to affiliates and joint ventures		350	2,444

Derivative financial instruments	15(b)	229	778

Long-term prepaid lease payments		148	1,085

Deferred lease inducement asset		—	71

		$7,144	$5,808

74	NORTH AMERICAN CONSTRUCTION GROUP

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2023	2022

Income before income taxes	$85,963	$84,445

Equity earnings in affiliates and joint ventures	(25,815)	(37,053)

	$60,148	$47,392

Tax rate	23.00%	23.00%

Expected expense	$13,834	$10,900

Adjustments related to:

Stock-based compensation	1,092	1,090

Foreign tax rate differential	2,164	183

Tax on equity earnings in affiliates and joint ventures	5,936	5,162

Other	(204)	(262)

Total income tax expense	$22,822	$17,073

Current income tax expense	$6,841	$1,627

Deferred income tax expense	15,981	15,446

Total income tax expense	$22,822	$17,073

The deferred tax assets and liabilities are summarized below:

	December 31, 2023	December 31, 2022

Deferred tax assets:

Non-capital and net capital loss carryforwards	$26,713	$33,630

Finance lease obligations	23,116	17,981

Operating lease obligations	6,161	3,415

Stock-based compensation	4,913	4,200

Transaction costs	1,858	—

Other	10,051	2,241

	$72,812	$61,467

Deferred tax liabilities:

Contract assets	$5,693	$3,199

Property, plant and equipment	168,813	123,274

Other	7,130	6,494

	$181,636	$132,967

Net deferred income tax liability	$108,824	$71,500

Classified as:
	December 31, 2023	December 31, 2022

Deferred tax asset	$—	$387

Deferred tax liability	(108,824)	(71,887)

	$(108,824)	$(71,500)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple Canadian provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

CONSOLIDATED FINANCIAL STATEMENTS	75

At December 31, 2023, the Company has non-capital loss carryforwards of $116,143, which expire as follows:

December 31, 2023

2026	$3

2027	278

2032	175

2033	9,095

2037	5

2039	118

2040	82,668

2041	16,816

2042	3,677

2043	3,308

$116,143

12. Accrued liabilities

	Note	December 31, 2023	December 31, 2022

Payroll liabilities		$28,524	$16,082

Current portion of DSU liabilities	20(c)	—	5,099

Income and other taxes payable		26,515	8,189

Loans from affiliates and joint ventures		11,387	—

Obligation related to MacKellar acquisition		20,070	—

Obligation related to DGI acquisition		2,431	1,720

Deferred consideration related to ML Northern acquisition	21(b)	—	5,002

Dividends payable	16(d)	2,674	2,098

Other		3,125	5,594

		$94,726	$43,784

13. Long-term debt

	Note	December 31, 2023	December 31, 2022

Credit Facility	13(a)	$317,488	$180,000

Convertible debentures	13(b)	129,750	129,750

Equipment financing	13(c)	220,466	85,931

Mortgage	13(f)	28,429	29,231

Unamortized deferred financing costs	13(g)	(3,514)	(4,371)

		$692,619	$420,541

Less: current portion of long-term debt		(81,306)	(42,089)

		$611,313	$378,452

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2023, are: $83.0 million in 2024, $64.3 million in 2025, $412.1 million in 2026, $28.8 million in 2027 and $107.8 million in 2028 and thereafter.

a) Credit Facility

On October 3, 2023, the Company entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a banking syndicate. On October 26, 2023, the Company exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $478.0 million of lending capacity using the exchange rate in effect as at December 31, 2023. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a

76	NORTH AMERICAN CONSTRUCTION GROUP

limit of $20.0 million. The permitted amount of $350.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures. During the year ended December 31, 2023, financing costs of $5.8 million were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.

As at December 31, 2023, there was $31.3 million (December 31, 2022 – $32.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $129.3 million (December 31, 2022 – $88.0 million).

As at December 31, 2023, there was an additional $60.1 million in borrowing availability under finance lease obligations (December 31, 2022 – $46.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2023, the Company was in compliance with its financial covenants.

•	The first covenant is the Total Debt to Bank EBITDA Ratio.

¡

“Total Debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures.

¡

“Bank EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.

¡	The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.

•

The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less maintenance capital expenditures, cash distributions (dividends, share buybacks, etc.), and cash taxes compared to Fixed Charges.

¡	“Fixed Charges” is defined as cash interest and all scheduled principal debt repayments.

¡	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate (“BBSY”), Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate (“SOFR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company’s Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company’s existing and after-acquired property.

The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for Mikisew North American Limited Partnership (“MNALP”), an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2023, the Company has provided guarantees on this facility of $74.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded related to this guarantee.

b) Convertible debentures

	December 31, 2023	December 31, 2022

5.50% convertible debentures	$74,750	$74,750

5.00% convertible debentures	55,000	55,000

	$129,750	$129,750

CONSOLIDATED FINANCIAL STATEMENTS	77

The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs

5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531

5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	$2,691

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.

The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.

Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.

c) Equipment financing

	Note	December 31, 2023	December 31, 2022

Finance lease obligations	8	$52,851	$41,804

Financing obligations	13(d)	162,266	32,889

Promissory notes	13(e)	5,349	11,238

Equipment financing		$220,466	$85,931

Year ended,	December 31, 2023			December 31, 2022

	Additions	Payments	Change in foreign exchange rates	Additions	Payments

Finance lease obligations	$58,675	$(48,601)	$973	$14,526	$(27,443)

Financing obligations	233,668	(110,306)	6,015	—	(15,056)

Promissory notes	—	(5,889)	—	3,400	(5,372)

	$292,343	$(164,796)	$6,988	$17,926	$(47,871)

The Company assumed $30,516 and $173,430 of finance lease obligations and financing obligations, respectively, upon the MacKellar acquisition (note 21(a)). Subsequent to the acquisition, the Company paid out $18,509 and $73,657 of the acquired financing lease obligations and financing obligations, respectively.

d) Financing obligations

During the year ended December 31, 2023, the Company recorded new financing obligations of $233,668. Of the new financing obligations, $173,430 was assumed upon the MacKellar acquisition (note 21(a)) and $73,657 was extinguished subsequent to the acquisition. The remaining financing contracts assumed upon acquisition expire between March 2024 and October 2028 with annual interest rates between 1.99% and 8.11%. Other new financing

78	NORTH AMERICAN CONSTRUCTION GROUP

contracts expire in September 2026. The Company is required to make monthly payments over the life of the contracts with annual interest rates between 6.72% and 7.17%. The financing obligations are secured by the corresponding property, plant and equipment.

During the year ended December 31, 2022, the Company recorded no new financing obligations.

e) Promissory notes

During the year ended December 31, 2023, the Company recorded no new promissory notes.

During the year ended December 31, 2022, the Company recorded a new equipment promissory note of $3.4 million. The contract expires on May 13, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 5.85%. The promissory note is secured by the corresponding property, plant and equipment.

f) Mortgage

The mortgage has a maturity date of November 1, 2046, and bears variable interest at a floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.

g) Deferred financing costs

	December 31, 2023	December 31, 2022

Cost	$6,336	$6,336

Accumulated amortization	2,822	1,965

	$3,514	$4,371

14. Other long-term obligations

	Note	December 31, 2023	December 31, 2022

DSU liabilities	20(c)	$21,361	$13,159

Long-term contract liabilities	5(b)	16,114	—

Obligation related to MacKellar acquisition		93,356	—

Obligation related to DGI acquisition		—	2,142

Other		3,526	3,275

		$134,357	$18,576

15. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.

CONSOLIDATED FINANCIAL STATEMENTS	79

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2023		December 31, 2022

	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Convertible debentures	Level 1	129,750	160,072	129,750	131,795

Financing obligations	Level 2	162,266	159,900	32,889	30,783

Mortgage	Level 2	28,429	22,780	29,231	24,329

Contingent consideration

The Company uses projected financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $7,970 decrease to a $7,970 increase on the fair value as at December 31, 2023.

Reconciliation of Level 3 recurring fair value measurements:

	December 31, 2023	December 31, 2022

Balance, beginning of the year	$3,862	$4,669

Additions to level 3	114,096	—

Changes in fair value recognized in earnings	4,681	292

Changes in foreign exchange rates	3,587	—

Payments	(10,369)	(1,099)

Balance, end of the year	$115,857	$3,862

The contingent payment is based on forecasted performance for a specific customer which is expected to be paid in full. The deferred consideration is an even payout of vendor provided debt that was calculated on unaudited financial statements at acquisition and is not dependent on any future events.

The contingent payment, earn-out amounts, and deferred consideration liabilities are measured at fair value by discounting estimated future payments to their net present value using Level 3 inputs. The Company has classified the contingent consideration as Level 3 due to the lack of relevant observable market data over fair value inputs. The Company believes the discount rates used to discount the contingent consideration reflect market participant assumptions.

Changes in estimated fair values are recorded in the Consolidated Statements of Operations and Comprehensive Income.

b) Swap agreement

On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. As at December 31, 2023, the Company recognized a realized gain of $6,612 (December 31, 2022 – $nil) and an unrealized gain of $229 (December 31, 2022 – $778) on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94. The fair value of the shares as at December 31, 2023, was $27.65. The fair value of the unrealized shares is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. Subsequent to year-end, this swap agreement was completed on January 3, 2024.

c) Risk management

The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

80	NORTH AMERICAN CONSTRUCTION GROUP

The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.

d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $129.3 million on the Credit Facility (December 31, 2022 – $88.0 million) and an additional $60.1 million in borrowing availability under finance lease obligations (December 31, 2022 – $46.6 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.

e) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company is exposed to foreign exchange risk due to a significant portion of our operations occurring in currencies other than CAD, primarily AUD and USD. Fluctuations in FX rates may result in a positive or negative impact on our Consolidated Statements of Operations and Comprehensive Income and the translation of the Consolidated Balance Sheet. The Company does not hedge for this foreign exchange translation risk.

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in Canadian Dollar, US Dollar or the Australian Dollar for these short-term transactions, if material. The Company’s Credit Facility allows for borrowings in both the Canadian Dollar and Australian Dollar to help manage these transactions.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2023, the Company held $317.5 million of floating rate debt pertaining to its Credit Facility (December 31, 2022 – $180.0 million). As at December 31, 2023, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $3.2 million corresponding change in annual interest expense.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

CONSOLIDATED FINANCIAL STATEMENTS	81

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

f) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is exposed to concentration risk through its revenue which is mitigated by the customers being large investment grade organizations. The Company is also exposed to credit risk through its accounts receivable and contract assets as a significant portion of revenue is derived from a small group of customers. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities. The credit worthiness of new customers is subject to review by management though consideration of type of customer and the size of the contract. The Company has also mitigated risk through diversification of its operations through investments in joint ventures and acquisitions. Joint ventures are accounted for using the equity method and therefore our share of revenues, accounts receivable and contract assets are not included in the tables below.

Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the tables below.

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2023	2022

Customer A	27%	21%

Customer B	23%	31%

Customer C	20%	24%

Customer D	9%	14%

All significant customers that exceed 10% of revenue in 2023 and 2022 fall under the Heavy Equipment – Canada segment.

The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2023	December 31, 2022

Customer 1	22%	—%

Customer 2	16%	32%

Customer 3	13%	16%

Customer 4	9%	15%

Customer 5	2%	11%

Customer 1 relates to the Heavy Equipment – Australia segment. All remaining significant customers that exceed 10% of accounts receivable and contract assets in 2023 and 2022 fall under the Heavy Equipment – Canada segment.

The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2023	December 31, 2022

Trade accounts receivable	$65,386	$39,625

Holdbacks	363	372

Accrued trade receivables	16,556	33,207

Contract receivables, included in accounts receivable	$82,305	$73,204

Other receivables	15,550	10,607

Total accounts receivable	$97,855	$83,811

Contract assets	35,027	15,802

Total	$132,882	$99,613

82	NORTH AMERICAN CONSTRUCTION GROUP

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2023, and December 31, 2022, trade receivables and holdbacks are aged as follows:

	December 31, 2023	December 31, 2022

Not past due	$53,007	$31,923

Past due 1-30 days	8,790	6,190

Past due 31-60 days	1,772	1,174

More than 61 days	2,180	710

Total	$65,749	$39,997

As at December 31, 2023, the Company has recorded an allowance for credit losses of $nil (December 31, 2022 – $nil).

16. Shares

a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares

Issued and outstanding at December 31, 2021	30,022,928	(1,564,813)	28,458,115

Retired through share purchase program	(2,195,646)	—	(2,195,646)

Purchase of treasury shares	—	(26,012)	(26,012)

Settlement of certain equity classified stock-based compensation	—	184,364	184,364

Issued and outstanding at December 31, 2022	27,827,282	(1,406,461)	26,420,821

Purchase of treasury shares	—	(20,955)	(20,955)

Settlement of certain equity classified stock-based compensation	—	337,229	337,229

Issued and outstanding at December 31, 2023	27,827,282	(1,090,187)	26,737,095

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2023, the Company withheld the cash equivalent of 234,728 shares for $5,479 to satisfy the recipient tax withholding requirements (year ended December 31, 2022 – 112,583 shares for $1,591).

b) Net income per share

Year ended December 31,	2023	2022

Net income	$63,141	$67,372

Interest from convertible debentures (after tax)	5,925	5,893

Diluted net income available to common shareholders	$69,066	$73,265

Weighted-average number of common shares	26,566,846	27,406,140

Weighted-average effect of dilutive securities

Dilutive effect of treasury shares	1,260,436	1,485,275

Dilutive effect of 5.00% convertible debentures	2,148,438	2,095,236

Dilutive effect of 5.50% convertible debentures	3,051,020	3,020,199

Weighted-average number of diluted common shares	33,026,740	34,006,850

Basic net income per share	$2.38	$2.46

Diluted net income per share	$2.09	$2.15

For the years ended December 31, 2023, and December 31, 2022, all securities were dilutive.

c) Share purchase program

On April 11, 2022, the Company commenced a normal course issuer bid (“NCIB”) under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease to common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete, with the purchase and cancellation of the maximum number of shares.

CONSOLIDATED FINANCIAL STATEMENTS	83

During the year ended December 31, 2022, the Company purchased and subsequently cancelled 82,592 shares under another NCIB which commenced on April 9, 2021, which resulted in a decrease to common shares of $665 and a decrease to additional paid-in capital of $816. This NCIB terminated April 8, 2022.

d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable

Q1 2022	February 15, 2022	$0.08	March 4, 2022	April 8, 2022	$2,277

Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,232

Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127

Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098

Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621

Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641

Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674

Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674

17. Segmented information

a) General information

The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers (“CODMs”) are the President & CEO and the CFO of the Company.

The Company’s reportable segments are Heavy Equipment – Canada, Heavy Equipment – Australia, and Other. Heavy Equipment – Canada and Heavy Equipment – Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments.

Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.

b) Results by reportable segment

For the year ended December 31, 2023	Heavy Equipment – Canada	Heavy Equipment – Australia	Other	Eliminations	Total

Revenue from external customers	$760,590	$153,877	$17,981	$—	$932,448

Revenue from intersegment transactions	6,330	4,731	21,982	(8,271)	24,772

Depreciation expense	116,660	13,240	—	1,419	131,319

Segment gross profits	104,167	40,607	11,986	(2,543)	154,217

Segment assets	1,079,370	718,114	101,709	(352,715)	1,546,478

Purchase of property, plant and equipment	146,442	56,367	—	—	202,809

For the year ended December 31, 2022	Heavy Equipment – Canada	Heavy Equipment – Australia	Other	Eliminations	Total

Revenue from external customers	$700,863	$30,693	$21,016	$—	$752,572

Revenue from intersegment transactions	7,923	—	35,947	(26,903)	16,967

Depreciation expense	119,054	183	—	31	119,268

Segment gross profits	81,754	6,721	15,627	(2,554)	101,548

Segment assets	874,374	29,361	94,702	(18,924)	979,513

Purchase of property, plant and equipment	111,295	204	—	—	111,499

84	NORTH AMERICAN CONSTRUCTION GROUP

Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.

c) Reconciliation

Income before income taxes

For the year ended December 31,	2023	2022

Total gross profit for reportable segments	$154,217	$101,548

Less: unallocated corporate items:

General and administrative costs	56,844	29,855

Loss on disposal of property, plant and equipment	1,659	536

Equity earnings in affiliates and joint ventures	(25,815)	(37,053)

Interest expense	36,948	24,543

Change in fair value of contingent consideration	4,681	—

Gain on derivative financial instruments	(6,063)	(778)

Income before income taxes	$85,963	$84,445

d) Geographic information

Revenue

	2023	2022

Canada	$795,472	733,328

Australia	151,789	24,187

United States	9,959	12,024

	$957,220	769,539

Revenue from external customers is attributed to countries on the basis of the customer’s location.

Long lived assets

	2023	2022

Canada	$601,537	665,936

Australia	568,306	7,581

	$1,169,843	673,517

Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.

18. Cost of sales

Year ended December 31,	2023	2022

Salaries, wages and benefits	$292,226	$241,113

Repair parts and consumable supplies	198,730	131,460

Subcontractor services	100,572	91,666

Equipment and component sales	46,084	41,302

Third-party equipment rentals	18,727	22,964

Fuel	8,410	12,963

Other	6,935	7,255

	$671,684	$548,723

CONSOLIDATED FINANCIAL STATEMENTS	85

19. Interest expense, net

Year ended December 31,	2023	2022

Credit Facility	$16,781	$9,250

Convertible debentures	6,843	6,861

Equipment financing	5,046	3,344

Interest on customer supply chain financing	4,493	2,196

Mortgage	979	1,006

Amortization of deferred financing costs	1,635	1,076

Interest expense	35,777	23,733

Other interest expense, net	1,171	810

	$36,948	$24,543

20. Stock-based compensation

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2023	2022

Restricted share unit plan	20(a)	$2,702	$2,154

Performance restricted share unit plan	20(b)	2,677	2,522

Deferred stock unit plan	20(c)	10,449	104

		$15,828	$4,780

a) Restricted share unit plan

Restricted Share Units (“RSUs”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share

Outstanding at December 31, 2021	553,411	13.55

Granted	167,631	15.55

Vested	(169,689)	14.13

Forfeited	(15,455)	13.41

Outstanding at December 31, 2022	535,898	14.44

Granted	199,468	27.44

Vested	(256,193)	8.77

Forfeited	(13,867)	17.60

Outstanding at December 31, 2023	465,306	23.04

At December 31, 2023, there were approximately $5,662 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2022 – $3,479) and these costs are expected to be recognized over the weighted-average remaining vesting term of the RSUs of 1.6 years (December 31, 2022 – 1.3 years). During the year ended December 31, 2023, 256,193 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2022 – 169,689 units vested and settled).

b) Performance restricted share unit plan

Performance Restricted Share Units (“PSUs”) are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

86	NORTH AMERICAN CONSTRUCTION GROUP

	Number of units	Weighted-average exercise price $ per share

Outstanding at December 31, 2021	426,569	12.06

Granted	116,775	15.55

Vested	(111,630)	14.13

Outstanding at December 31, 2022	431,714	12.47

Granted	101,597	25.62

Vested	(213,623)	8.48

Outstanding at December 31, 2023	319,688	19.32

At December 31, 2023, there were approximately $3,655 of total unrecognized compensation costs related to non–vested share – based payment arrangements under the PSU plan (December 31, 2022 – $3,251) and these costs are expected to be recognized over the weighted-average remaining vesting term of the PSUs of 1.5 years (December 31, 2022 – 1.3 years). During the year ended December 31, 2023, 213,623 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 1.48 common shares per PSU based on performance against grant date criteria (December 31, 2022 – 111,630 units at a factor of 1.14 vested and settled).

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2023 and 2022 using a Monte Carlo simulation with the following assumptions:

	2023	2022

Risk-free interest rate	4.21%	3.14%

Expected volatility	38.90%	48.70%

c) Deferred stock unit plan

Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.

The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units

Outstanding at December 31, 2021	932,644

Granted	87,569

Redeemed	—

Outstanding at December 31, 2022	1,020,213

Granted	31,575

Redeemed	(286,152)

Outstanding at December 31, 2023	765,636

At December 31, 2023, the fair market value of these units was $27.90 per unit (December 31, 2022 – $17.90 per unit). At December 31, 2023, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2022 – $5,099) and the long-term portion of DSU liabilities of $21,361 was included in other long-term obligations (December 31, 2022 – $13,159) in the Consolidated Balance Sheets. During the year ended December 31, 2023, there were 286,152 units redeemed and settled in cash for $7,817 (December 31, 2022 – 0 units were redeemed and settled in cash for $nil). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

CONSOLIDATED FINANCIAL STATEMENTS	87

21. Business acquisitions

a) MacKellar Group

On October 1, 2023, the Company acquired 100% of the shares and business of MacKellar Group (“MacKellar”), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179,668 including a cash payment and contingent consideration comprised of a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar’s future net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing. The acquisition of MacKellar significantly expands the Company’s capability and allows the Company to serve a highly valuable and diversified base of customers globally.

The following table summarizes the total consideration paid for MacKellar and the fair values of the assets acquired and liabilities assumed at the acquisition date:

October 1, 2023

Cash consideration	$65,572

Earn-out at estimated fair value	79,839

Deferred consideration at estimated fair value	27,014

Contingent payment at estimated fair value	7,243

Total consideration transferred	$179,668

Equipment financing assumed	203,946

Total purchase price	$383,614

Purchase price allocation to assets acquired and liabilities assumed:

Cash	$13,901

Accounts receivable	65,033

Contract assets	713

Inventories	12,155

Prepaid expenses	2,187

Property, plant and equipment	394,394

Investments in affiliates and joint ventures	85

Intangible assets	690

Accounts payable	(45,829)

Accrued liabilities	(22,464)

Other long-term obligations	(16,934)

Deferred income tax liabilities	(20,317)

Third party equipment financing assumed

Financing obligations	(173,430)

Finance leases	(30,516)

Total identifiable net assets at fair value	$179,668

NACG’s existing Credit Facility funded the payout of the third party equipment financing assumed as part of the Transaction in the amount of $73,657 for financing obligations and $18,509 for finance leases.

The fair value of the assets acquired includes $65,033 of accounts receivable, comprised of trade and other receivables. The gross amount of accounts receivable approximates its fair value with no expected uncollectible amounts as of the acquisition date.

The fair value of the assets acquired includes $394,394 of property, plant and equipment. The Company engaged a third-party specialist to determine the fair value of the property, plant and equipment using a market based approach based primarily on the selling price of comparable assets.

During the period from acquisition to December 31, 2023, the Company recognized $122,519 or 12.8% of revenue and $13,946 or 22.1% of net income from MacKellar recorded in the Consolidated Statement of Operations and Comprehensive Income.

88	NORTH AMERICAN CONSTRUCTION GROUP

The following unaudited pro forma information gives effect to the transaction as if it had occurred on January 1, 2022. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2022, nor are they indicative of future results of operations.

Year ended December 31,	2023	2022

Revenue	$1,296,328	$1,086,460

Net income	89,658	78,261

These pro forma amounts have been calculated after applying NACG’s accounting policies and adjusting the results of MacKellar to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment had been applied from January 1, 2022, with the consequential tax effects.

During the year ended December 31, 2023, the Company recognized $7,095 of acquisition-related costs in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. The fiscal 2023 unaudited pro forma net income above was adjusted to exclude the impact of acquisition-related transaction costs. These acquisition costs have been reflected in the pro forma earnings for the year ended December 31, 2022, in the table above.

b) ML Northern Services Ltd.

On October 1, 2022, the Company acquired 100% of the shares and business of ML Northern Services Ltd. (“ML Northern”), a privately-owned heavy equipment servicing company specializing in mobile fuel, lube, and steaming services based in Fort McMurray, Alberta, for total consideration of $8,002, comprised of a purchase price of $13,723 for property, plant and equipment and working capital, less assumed lease liabilities of $5,721.

The following table summarizes the total consideration paid for ML Northern and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Purchase price allocation to assets acquired and liabilities assumed:	October 1, 2022

Property, plant and equipment and working capital

Cash	$795

Accounts receivable	4,068

Prepaid expenses	30

Property, plant and equipment	9,562

Operating lease right-of-use asset	131

Accounts payable	(48)

Accrued liabilities	(599)

Deferred tax liabilities	(216)

$13,723

Lease liabilities

Finance lease liabilities	$(5,595)

Operating lease liabilities	(126)

$(5,721)

Total identifiable net assets at fair value	$8,002

The Company paid cash consideration of $3,000 and recorded deferred consideration of $5,002 included in accrued liabilities at December 31, 2022. During the year ended December 31, 2022, the Company recognized $95 of acquisition-related costs associated with professional and legal advisory fees in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

During the year ended December 31, 2022, the Company recognized $5,224 of revenue and $1,094 of net income from ML Northern recorded in the Consolidated Statement of Operations and Comprehensive Income. Pro forma disclosures related to the effect of the acquisition have been excluded on the basis of immateriality.

Deferred consideration of $5,002 was paid during the year ended December 31, 2023.

CONSOLIDATED FINANCIAL STATEMENTS	89

22. Other information

a) Supplemental cash flow information

Year ended December 31,	2023	2022

Cash paid during the year for:

Interest	$33,498	$24,084

Income taxes	1,370	—

Cash received during the year for:

Interest	446	177

Non-cash transactions:

Addition of property, plant and equipment by means of finance leases	28,159	8,931

Addition of property, plant and equipment by means of finance leases assumed through acquisition	30,516	—

Increase in assets held for sale, offset by property, plant and equipment	10,927	4,276

Non-cash working capital exclusions:

Net increase in accounts receivable related to realized gain on derivative financial instruments	4,015	—

Net decrease (increase) in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	2,113	(13,500)

Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	639

Net increase in accrued liabilities related to the current portion of deferred stock unit liability	—	(5,099)

Net increase in accrued liabilities related to the current portion of contingent consideration	(7,342)	—

Net increase in accrued liabilities related to taxes payable	367	(362)

Net increase in accrued liabilities related to dividend payable	(576)	(961)

Net increase in accrued liabilities related to deferred consideration for acquisition of MacKellar	(13,439)	—

Net increase in accrued liabilities related to deferred consideration for acquisition of ML Northern	—	(5,002)

Non-cash working capital transactions related to acquisitions (note 21)

Increase in accounts receivable	65,033	4,068

Increase in contract assets	713	—

Increase in inventory	12,155	—

Increase in prepaid expenses	2,187	30

Increase in accounts payable	(45,829)	(48)

Increase in accrued liabilities	(22,464)	(599)

Non-cash working capital movement from change in foreign exchange rates

Increase in accounts receivable	2,073	—

Increase in contract assets	23	—

Increase in inventory	387	—

Increase in prepaid expenses	70	—

Increase in accounts payable	(1,727)	—

Increase in accrued liabilities	(828)	—

b) Net change in non-cash working capital

The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2023	2022

Operating activities:

Accounts receivable	$57,077	$(10,956)

Contract assets	(18,489)	(6,043)

Inventories	(2,522)	(5,354)

Contract costs	—	2,673

Prepaid expenses and deposits	6,379	(3,453)

Accounts payable	9,585	12,750

Accrued liabilities	372	(989)

Contract liabilities	(1,352)	(1,938)

	$51,050	$(13,310)

23. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

90	NORTH AMERICAN CONSTRUCTION GROUP

24. Contingencies

During the normal course of the Company’s operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company’s consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	91

Corporate Headquarters 27287-100 Avenue Acheson, Alberta T7X 6H8 Phone: 780.960.7171 Fax: 780.969.5599 Auditors KPMG LLP Edmonton, Alberta Solicitors Bracewell & Giuliani LLP Houston, Texas Fasken Martineau DuMoulin LLP Toronto, Ontario Exchange Listings Toronto Stock Exchange New York Stock Exchange Ticker Symbol: NOA Transfer Agent Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Investor Relations Jason Veenstra Phone: 780.960.7171 Fax: 780.969.5599 Email: IR@nacg.ca Web: www.nacg.ca Corporate Information Investor Information Annual General Meeting The Annual General Meeting of North American Construction Group Ltd. will be held: Wednesday, May 15, 2024 3:00 PM North American Construction Group 27287-100 Avenue Acheson, Alberta

Everyone Gets Home Safe

NORTH AMERICAN
CONSTRUCTION GROUP

www.nacg.ca

North American construction group www.nacg.ca Everyone Gets Home Safe